555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
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LATHAM & WATKINS LLP

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March 1, 2006


06011327

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **QinetiQ Group plc – File No. 82-34944**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended

Dear Sir or Madam:

On behalf of QinetiQ Group plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed herewith please find:

- Certificate of Incorporation on Re-registration of Private Company as a Public Company, dated January 11, 2006;
- Form 43(3) – Application for re-registration as a public company, dated January 11, 2006;
- Form 43(3)(e) – Declaration for re-registration as a public company, dated January 11, 2006;
- Memorandum of Association as filed January 11, 2006;
- Resolutions of the Members, dated January 11, 2006;
- Statement of the independent auditors, dated January 8, 2006;
- Report of the independent auditors regarding January 3, 2006 Balance Sheet; and
- Balance Sheet as of January 3, 2006.

dlw 3/6

All information and documents furnished under the cover of this letter are furnished on the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact me at (202) 637-2367.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Michael J. Kehoe
of LATHAM & WATKINS LLP

Enclosures

FILE COPY


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 4586941

The Registrar of Companies for England and Wales hereby certifies that

QINETIQ GROUP PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 11th January 2006


L0A65BZG
LD1
121
COMPANIES HOUSE
11/01/2006

PHIL MARTIN

For The Registrar Of Companies



COMPANIES HOUSE

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

43(3)

Application by a private company for re-registration as a public company

Company Number 4586941

Company Name in full QINETIQ GROUP LIMITED

applies to be re-registered as a public company by the name of:

❶ QINETIQ GROUP PLC

and for that purpose delivers the following documents for registration:

❶ Please insert full name of company amended to make it appropriate for this company as a public limited company.

1. A declaration on form 43(3)(e) by a director or secretary, according to section 43(3)(e) of the Companies Act 1985
2. A printed copy of the memorandum and articles as altered in pursuance of the special resolution under section 43(1)(a) of the above Act
3. A copy of the auditors written statement in relation to section 43(3)(b) of the above Act
4. A copy of the relevant balance sheet with the auditors unqualified report


LONDON
11 JAN 2006
£50 FEE PAID
COMPANIES
HOUSE
242017

❷ XXXXXXXXXXXXXXXXXXXXXXX

❷ Please delete if section 44 of the Act does not apply.

Signed [signature] **Date** 11/01/2006

† Please delete as appropriate.

† a director / XXXXXX

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS
Reference: 4870/30853723
Tel 0207 374 8000
DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**


L0A5YBZ8
LD1 128
COMPANIES HOUSE 11/01/2006

Package: 'Laserform' by Laserform International Ltd.

43(3)(e)

Declaration on application by a private company for re-registration as a public company

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4586941

Company Name in full QINETIQ GROUP LIMITED

I, DOUGLAS RUSSELL WEBB

of BLACKBERRY BARN, 4 LIDCOTE, DUNTON, BUCKINGHAM, BUCKINGHAMSHIRE, MK18 3RY

❶ Please delete as appropriate.

❶ [a director][XXXXXXXXX] AG of the company do solemnly and sincerely declare that:

1. the company passed a special resolution on (Day Month Year) 11 01 2006 that the company be re-registered as a public company;
2. the conditions of sections 44 and 45 of the Companies Act 1985 (so far as applicable) have been satisfied;
3. between the balance sheet date and the application for re-registration, there has been no change in the company's financial position resulting in the amount of its net assets becoming less than the sum of its called-up share capital and undistributable reserves.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835

Declarant's signature [signature]

Declared at 85 Buckingham Gate, London SW1E 6PD

on (Day Month Year) 11 01 2006

❷ Please print name.

before me❷ A. Grafton (ALISA GRAFTON, Commissioner for Oaths)

Signed A. Grafton **Date** 11/01/2006

A Commissioner for Oaths AG ~~or Notary Public or Justice of the Peace or Solicitor~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS,
Ref: 7474/30853723
Tel 0207 374 8000
DX number 28 DX exchange



L0A5ZBZ9
LD1 127
COMPANIES HOUSE 11/01/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

QINETIQ GROUP PLC

1. **Name**

1.1 The Company's name is "QINETIQ GROUP PLC".

2. **Status**

2.1 The Company is a public limited company.

3. **Registered Office**

3.1 The Company's registered office is to be situated in England and Wales.

4. **Objects**

4.1 The Company's object is to carry on business as a general commercial company and accordingly to carry on any trade or business whatsoever and so that the company has power to do all such things as are incidental or conducive to the carrying on of any trade or business by it in addition and without prejudice to the generality of the foregoing the further objects for which the Company is established are:

(A) To carry on all or any of the businesses of general merchants and traders, cash and credit traders, manufacturers agents and representatives, insurance brokers and consultants, estate and advertising agents, mortgage brokers, financial agents, advisers, managers and administrators, hire purchaser and general financiers, brokers and agents, commission agents, importers and exporters, manufacturers, retailers, wholesalers, buyers, sellers, distributors and shippers of, and dealers in all products, goods, wares, merchandise and produce of every description, to participate in, undertake, perform and carry on all kinds of commercial, industrial, trading and financial operations and enterprises; to carry on all or any of the businesses of marketing and business consultants, advertising agents and contractors, general storekeepers, warehousemen, discount traders, mail order specialists, railway, shipping and forwarding agents, shippers, traders, capitalists and financiers either on the Company's own account or otherwise, printers and publishers; haulage and transport contractors,

garage proprietors, operators, hirers and letters on hire of, and dealers in motor and other vehicles, craft, plant, machinery, tools and equipment of all kinds; and to purchase or otherwise acquire and take over any businesses or undertakings which may be deemed expedient, or to become interested in, and to carry on or dispose of, remove or put an end to the same or otherwise deal with any such businesses or undertakings as may be thought desirable.

(B) To acquire and assume for any estate or interest and to take options over, construct, develop or exploit any property real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act and carry on business as a holding company.

(C) To manufacture, process, import, export, deal in and store any goods and other things and to carry on the business of manufacturers, processors, importers, exporters and storers of and dealers in any goods and other things.

(D) To acquire and exploit lands, mines and mineral rights and to acquire, explore for and exploit any natural resources and to carry on any business involving the ownership or possession of land or other immovable property or buildings or structures thereon and to construct, erect, install, enlarge, alter and maintain buildings, plant and machinery and to carry on business as builders, contractors and engineers.

(E) To provide services of all descriptions and to carry on business as advisers, consultants, brokers and agents of any kind.

(F) To advertise, market and sell the products of the Company and of any other person and to carry on the business of advertisers or advertising agents or of a marketing and selling organisation or of a supplier, wholesaler, retailer, merchant or dealer of any kind.

(G) To provide technical, cultural, artistic, educational, entertainment or business material, facilities or services and to carry on any business involving any such provision.

(H) To lend money, and grant or provide credit and financial accommodation, to any person and to carry on the business of a banking, finance or insurance company.

(I) To invest money of the Company in any investments and to hold, sell or otherwise deal with such investments, and to carry on the business of a property or investment company.

(J) To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

(K) To enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person

any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same.

(L) To borrow and raise money and accept money on deposit and to accept, draw, make, create, issue, execute, discount, endorse, negotiate and deal in bills of exchange, promissory notes and other instruments and securities, whether negotiable or otherwise and to engage in currency exchange and interest rate transactions, including but not limited to dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and any other foreign exchange or interest rate hedging arrangements and such other instruments as are similar to, or derived from any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other exposure or for any other purpose and to enter into any guarantee, contract of indemnity or suretyship.

(M) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any subsidiary or holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company, and to secure or discharge any debt or obligation in any manner and in particular (but without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by the creation and issue of securities or in any other manner or any combination thereof.

(N) To amalgamate or enter into partnership or any profit-sharing arrangements with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(O) To apply for and take out, purchase or otherwise acquire any trade and service marks and names, designs, patents, patent rights, inventions and secret processes and to carry on the business of an inventor, designer or research organisation.

(P) To sell, exchange, mortgage, charge, let on rent, share of profit, royalty or otherwise, grant licences, easements, options, servitudes and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the Company for any consideration and in particular (without prejudice to the generality of the foregoing) for any securities.

(Q) To issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise

acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose.

(R) To give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustees of any kind and to undertake and execute any trust.

(S) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the Company, and to procure the registration or incorporation of the Company in or under the laws of any place outside England.

(T) To grant pensions, annuities, gratuities and superannuation or other allowances and benefits, including allowances on death, to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or who the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any associations, institutions, clubs, schools, building and housing schemes, funds and trusts, and to make payments towards insurances or other arrangements likely to benefit any such persons or otherwise advance the interests of the Company or of its Members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of the Company or of its Members or for any national, charitable, benevolent, educational, social, public, general or useful object.

(U) To purchase and maintain for any director, other officer or auditor of the Company insurance against any liability against which the Company may lawfully insure any such persons including (without prejudice to the generality of the foregoing) any liability which by virtue of any rule of law would attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company.

(V) To cease carrying on or wind up any business or activity of the Company, and to cancel any registration of and to wind up or procure the dissolution of the Company in any state or territory.

(W) To distribute any of the property of the Company among its creditors and Members in specie in kind.

(X) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(Y) To carry on any other business or activity and do anything of any nature which in the opinion of the Company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or of its Members.

(Z) To do all such other things as in the opinion of the Company are or may be incidental or conducive to the attainment of the above objects or any of them.

AND it is hereby declared that in this clause "company", except where used in reference to this Company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "person" shall include any company as well as any other legal or natural person, "subsidiary" and "holding company" shall include, respectively, "subsidiary undertaking" and "parent undertaking", "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "and" and "or" shall mean "and/or" where the context so permits, "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

5. Members' Liability

5.1 The liability of the Members is limited.

6. Share Capital

6.1 The Company's share capital is £1,000 divided into 1000 shares of £1 each, and the Company shall have the power to divide the original or any increased

capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.[1]

We, the subscribers to this memorandum of association, wish to be formed into a company pursuant to this memorandum of association, and we agree to take the number of shares shown opposite our respective names.

	Names and Addresses of Subscribers	Number of shares taken by each Subscriber
1.	For and on behalf of Instant Companies Limited, 1 Mitchell Lane, Bristol BS1 6BU	One
2.	For and on behalf of Swift Incorporation Limited, 1 Mitchell Lane, Bristol BS1 6BU	One
3.	For and on behalf of Bedford Nominees (UK) Ltd, 20 Bedford Row, London WC1R 4JS	One
	Total shares taken -	Three

Dated 11th November 2002

Witness to the above Signatures: Glenys Copeland
1 Mitchell Lane
Bristol BS1 6BU

[1] Pursuant to a special resolution passed on 28 February 2003, the Company's share capital was increased to £114,697,240.53 divided into: 11,453,567 convertible "A" ordinary shares of 1p each; 11,553,367 first deferred shares of 1p each; 966,733 convertible "B" ordinary shares of 1p each; 425,960 convertible non-voting "A" ordinary shares of £1 each; 37,040 convertible non-voting "B" ordinary shares of £1 each; 450,489 convertible "C" ordinary shares of £1 each; 450,489 second deferred shares of £1 each; 554,998 "D" ordinary shares of £1 each; 3,752,686 convertible preferred shares of 1p each; 112,500,000 redeemable cumulative preference shares of £1 each; and 1 special rights redeemable share of £1.

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION
OF
QINETIQ GROUP PLC

INCORPORATED ON 11 NOVEMBER 2002

ADOPTED BY SPECIAL RESOLUTION
PASSED ON 11 JANUARY 2006

CONTENTS

Company No: 4586941

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

- of -

QINETIQ GROUP PLC

adopted by a Special Resolution passed

on 11 January 2006

1. INTERPRETATION

1.1 In these Articles:

""A" Ordinary Shares"" has the meaning given in Article 3;

"**Affiliate**" means, in relation to a body corporate or partnership, any other body corporate or partnership over which the body corporate or partnership has Control;

"B" Ordinary Shares" has the meaning given in Article 3;

"**Board**" means the board of directors of the Company from time to time;

"**Business Day**" means a day (other than a Saturday, Sunday or public holiday) on which banks are open for the conduct of general banking business in England and Wales;

"**Carlyle**" means CEP Investment Administration Limited acting as agent for and on behalf of CQ Limited Partnership and Carlyle Co-Invest GP Limited acting as agent for and on behalf of New Co-Invest, L.P. and (other than for the purposes of Article 16 and the definitions of "Carlyle Director", "CECP", "MoD Director", "Permitted Transferee" and "Sale") any Permitted Transferee;

"**Carlyle Co-Invest**" means Carlyle Co-Invest GP Limited acting as agent for and on behalf of New Co-Invest, L.P.;

"**Carlyle Director**" means a director appointed on the nomination of CQLP on terms agreed between Carlyle and MoD;

"**Carlyle Investor Group**" means (i) CQ Limited Partnership and New Co-Invest, L.P; (ii) any nominee, trustee, general partner, custodian or manager of CQ Limited Partnership or New Co-Invest, L.P; (iii) an Affiliate of such person; and (iv) any limited

partnership or investment vehicle which is under the Control of the same investors as CQ Limited Partnership or New Co-Invest, L.P

"**CECP**" means CECP Investment Advisers Limited, investment adviser to Carlyle;

"**Co-Invest Trust**" means the QinetiQ Employees' Share Ownership Plan Trust;

"**Co-Invest Trust Deed**" means the trust deed dated 21 November 2002 between the Company and QinetiQ Employee Share Plans Limited and constituting the Co-Invest Trust;

"**Compliance Audit Director**" has the meaning given to such term in Article 15.2;

"**Compliance Committee**" means the Compliance Committee maintained under Article 15 (*Compliance Committee*);

"**Compliance Guidelines**" means the provisions of these Articles and the guidelines, from time to time, which have been adopted by the Board and the Compliance Committee, or which are comprised in written guidance on the effective application of the Compliance Principles issued from time to time by the Board, the Compliance Committee, the Compliance Implementation Director or the Compliance Audit Director and which set out, among other things, guidelines establishing the grounds governing and procedure for determining whether an activity of the Company or of a member of the QinetiQ Controlled Group would be prohibited as constituting Defence Manufacturing;

"**Compliance Implementation Director**" has the meaning given to such term in Article 15.2;

"**Compliance Principles**" means the following principles:

(a) the Company should provide, and should be perceived to provide, impartial scientific and technical advice and support to the MoD;

(b) the Company's support to the MoD should be objective and it should observe the highest standards of integrity, fair dealing and ethical behaviour;

(c) the Company should avoid or manage conflicts of interests in a manner entirely satisfactory to the MoD and to ensure the application of the other Compliance Principles;

(d) the Company should maintain the confidentiality of information belonging to the MoD, or others, in accordance with its legal obligations; and

(e) the Company should comply with the security procedures and security requirements of the UK Government (including, but not limited to, the MoD) from time to time,

all in a manner consistent with, and with the overriding objective of protecting, the United Kingdom's defence and security interests from time to time (and references to "**the Company**" in this definition mean the Company and each other member of the QinetiQ Controlled Group);

"**Compliance System**" means:

(f) the roles and responsibility of the Board and of the Compliance Committee relating to the Compliance Principles and their application;

(g) a sound compliance management system of internal controls and processes for ensuring the effective application of the Compliance Principles by the QinetiQ Controlled Group; and

(h) the Compliance Guidelines;

"**Control**" means, in relation to a body corporate or partnership, the ability of a person to ensure that the activities and business of that body corporate or partnership are conducted in accordance with the wishes of that person, and a person shall be deemed to have Control of a body corporate or partnership if that person possesses or is entitled to acquire (1) the majority of the issued share capital in that body corporate, or (2) the majority of the voting rights in that body corporate or partnership, or (3) the right to receive the majority of the income of that body corporate or partnership on any distribution by it of all of its income or the majority of its assets on a winding up, or (4) the right to appoint a majority of the directors (or equivalent officers) to the board (or equivalent body) of that body corporate or partnership or (5) the right as a general partner of a limited partnership to conduct ordinary matters connected with the business of that limited partnership;

"**Conversion Date**" has the meaning given in Article 5;

"**Convertible Preferred Shares**" has the meaning given in Article 3;

"**Convertible Preferred Shareholders**" means, at any given time, the holders of the Convertible Preferred Shares in issue at such time;

"**C" Ordinary Shares**" has the meaning given in Article 3;

"**CQLP**" means CEP Investment Administration Limited acting as agent for and on behalf of the CQ Limited Partnership;

"**Crown**" means one or more of Her Majesty's Secretaries of State, another Minister of the Crown, the Lords Commissioners of Her Majesty's Treasury, the Treasury Solicitor, any body corporate wholly owned by any of the foregoing or any other person acting on behalf of the Crown and "**Crown representative**" shall be construed accordingly;

"**D" Ordinary Shares**" has the meaning given in Article 3;

"**Defence Manufacturing**" means the manufacture, assembly or production of arms, munitions, war materials or essential components thereof and, for the purposes of this definition, "**war materials**" include, but are not limited to, C3I, detection, counter measures, electronic warfare and attack, defence intelligence equipment, transport aircraft and troop carriers;

"**Deferred Shares**" has the meaning given in Article 3;

"**Employee Shareholder**" means a holder of Employee Shares;

"**Employee Shares**" means "C" Ordinary Shares and "D" Ordinary Shares;

"**essential component**" means a component which:

(i) is required for the achievement, by the item of which it forms part, of its intended military purpose; and/or

(j) for which there is no substitute component which is readily available on reasonable terms in the market,

and the categories of Defence Manufacturing to which each of (a) and (b) apply shall be determined in accordance with arrangements agreed in writing by the Company and the Special Shareholder from time to time;

"**Facilities Agreement**" means the facilities agreement dated February 2003 between the Company and others, Barclays Capital as mandated lead arranger, the Lenders (as defined in that agreement) and Barclays Bank Plc as security trustee, agent and as issuing bank as amended, supplemented or replaced from time to time;

"**First Deferred Shares**" has the meaning given in Article 3;

"**FRS 9**" means Financial Reporting Standard 9 of the Accounting Standards Board Limited;

"**Fully Diluted Share Capital**" means in aggregate:

(a) 7,700,981 "A" Ordinary Shares, 966,733 "B" Ordinary Shares, 425,960 Non-voting "A" Ordinary Shares, 37,040 Non-voting "B" Ordinary Shares, 450,489 "C" Ordinary Shares and 555,000 "D" Ordinary Shares; and

(b) 3,752,686 "A" Ordinary Shares into which the 3,752,686 Convertible Preferred Shares issued on or about the date of adoption of these Articles will convert in accordance with Article 5.2;

"**Group**" means the Company and its subsidiary undertakings from time to time;

"**Listing**" means, by way of a primary listing, together (i) the admission of all of the Company's issued equity shares (other than the Special Share) to the Official List of the UK Listing Authority becoming effective (in accordance with paragraph 7.1 of the rules made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000, as amended, or its successor legislation ("**FSMA**")) and (ii) the admission of all of the Company's issued equity shares (other than the Special Share) to trading on the London Stock Exchange plc becoming effective (in accordance with paragraph 2.1 of the Admission and Disclosure Standards of the London Stock Exchange plc from time to time) and/or, if Carlyle and the MoD agree to such a listing occurring, the admission to trading or dealings of any of the Company's issued equity shares (other than the Special Share) on such other market for listed securities which is a Recognised Investment Exchange or on any other exchange in a major financial centre as may (in

each case) be agreed between Carlyle and the MoD (including by way of secondary listing);

"**MoD**" means the Secretary of State for Defence (acting as MoD) and any Permitted Transferee of MoD;

"**MoD Direct Agreement**" means the agreement so entitled between, amongst others, the MoD and Barclays Capital (as security trustee);

"**MoD Director**" means a director appointed on the nomination of MoD on terms agreed between Carlyle and MoD;

"**Non-voting "A" Ordinary Shares**" has the meaning given in Article 3;

"**Non-voting "B" Ordinary Shares**" has the meaning given in Article 3;

"**Option Scheme**" means the QinetiQ Holdings Limited 2002 Executive Share Option Scheme;

"**Ordinary Shares**" means the "A" Ordinary Shares, the "B" Ordinary Shares, the Non-voting "A" Ordinary Shares, the Non-voting "B" Ordinary Shares, the "C" Ordinary Shares and the "D" Ordinary Shares;

"**Permitted Transferee**" means (unless otherwise agreed in writing between the Company, MoD and Carlyle) (i) in the case of MoD any Crown representative and (ii) in the case of Carlyle any member of the Carlyle Investor Group.

"**Preference Shares**" has the meaning given in Article 3;

"**Preference Shareholders**" means at any given time, the holders of the Preference Shares in issue at such time;

"**QinetiQ Consolidated Group**" means:

(a) the Group; and

(b) an arrangement or an entity within (a) which under FRS 9 would be accounted for as a joint arrangement or a joint venture, in each case within the Group, whether or not such arrangement is itself an entity;

"**QinetiQ Controlled Group**" means any entity or arrangement which is:

(a) a member of the QinetiQ Consolidated Group;

(b) an associate under FRS 9 of a member of the QinetiQ Consolidated Group; or

(c) an entity controlled by another entity or arrangement within (a) or (b) above;

provided that, in relation to each entity or arrangement which is a member of the QinetiQ Controlled Group at the date of adoption of these Articles (other than members of the QinetiQ Consolidated Group), the Company will exercise, or procure the exercise of, all rights, influence and control exercisable by it so as to ensure, as far as possible, that no such member shall conduct itself in a manner which (either alone or when taken together

with any other action or inaction) would result in the variation of any of the rights attached to the Special Share;

"**Recognised Investment Exchange**" has the meaning given to it in section 285 of FSMA;

"**Sale**" means the transfer (whether through a single transaction or a series of related or unrelated transactions) of 80% of the Ordinary Shares held by Carlyle (taken together as if they constituted a single class) to any other person or persons other than a person who is an original party to the subscription and shareholders agreement dated 3 December 2002 between (1) the Company, (2) CEP Investment Administration Limited, (3) Carlyle Co-Invest GP Limited, (4) CQLP, (5) Carlyle Co-Invest, (6) the Managers (as defined therein) and (7) QinetiQ Employee Share Plans Limited, as amended from time to time, MoD or any Permitted Transferee of MoD or Carlyle;

"**Second Deferred Shares**" has the meaning given in Article 3;

"**Shares**" means the Ordinary Shares, the Deferred Shares, the Convertible Preferred Shares, the Preference Shares and the Special Share;

"**Special Share**" has the meaning given in Article 3;

"**Special Shareholder**" means any holder of the Special Share from time to time acting in this capacity and not in its capacity as holder of any other Shares in the capital of the Company;

"**Strategic Assets**" means any assets which the Special Shareholder has agreed from time to time with the Company or QinetiQ Limited in writing as being assets of strategic importance which, in the case of those Strategic Assets comprising land, includes the buildings and other structures thereon and will be deemed to include (if not specified) the benefit as legal rights and legal easements of all rights of way, privileges, easements, quasi-rights and quasi-easements (including, without prejudice to the generality of the foregoing, rights of access and rights for services) (together, "**ancillary rights**") as from time to time reasonably required for the use and enjoyment of the same (but for the purposes of the Options and the Pre-Emption Right (each as defined in Article 14.8) including (if not specified as aforesaid) only those ancillary rights reasonably required for such use and enjoyment at the time of exercise of the relevant Option or Pre-Emption Right in relation to those Strategic Assets) or (in either such case) as otherwise may specifically be agreed in writing between the Special Shareholder and the Company or QinetiQ Limited in relation to any specific Strategic Asset as being the ancillary rights to be included in that Strategic Asset;

"**the Act**" means the Companies Act 1985 including any statutory modification or re-enactment for the time being in force; and

"**Winding Up**" means a winding-up or any other liquidation of the Company.

1.2 Words and expressions defined in the Act have the same respective meanings in these Articles, unless inconsistent with the context.

1.3 In relation to any share in the Company or any legal or beneficial interest in any such share (other than in respect of acquisitions or transfers of beneficial interests in any Shares held by the Co-Invest Trust (or its successor) which shall be governed by the terms of the Co-Invest Trust Deed), "**transfer**" includes:

(i) to sell, assign, transfer or otherwise dispose of the share or any legal or beneficial interest in that share;

(ii) to create or permit to subsist any encumbrance over the share or any legal or beneficial interest in that share;

(iii) to create any trust or confer any interest over the share or any legal or beneficial interest in that share;

(iv) to enter into any agreement, arrangement or understanding in respect of the votes or the right to receive dividends attaching to that share;

(v) to renounce or assign any right to receive the share or any legal or beneficial interest in that share; and

(vi) to agree, whether or not subject to any condition precedent or subsequent, to do any of the foregoing.

2. TABLE A

2.1 The regulations contained in Table A in the Schedule to the Companies (Tables A-F) Regulations 1985, as amended ("**Table A**"), apply to the Company except to the extent that they are excluded by or are inconsistent with these Articles.

2.2 The first sentence of regulation 24 and regulations 64, 73 to 78, 80, 81, 90, 94, 95, 115 and 118 of Table A do not apply.

3. SHARE CAPITAL AND RANKING

The share capital of the Company at the date of adoption of these Articles is £114,697,240.53 divided into:

11,553,367 convertible "A" ordinary shares of 1p each ("**"A" Ordinary Shares**");

11,553,367 first deferred shares of 1p each ("**First Deferred Shares**");

966,733 convertible "B" ordinary shares of 1p each ("**"B" Ordinary Shares**");

425,960 convertible non-voting "A" ordinary shares of £1 each ("**Non-voting "A" Ordinary Shares**");

37,040 convertible non-voting "B" ordinary shares of £1 each ("**Non-voting "B" Ordinary Shares**");

450,489 convertible "C" ordinary shares of £1 each ("**"C" Ordinary Shares**");

450,489 second deferred shares of £1 each ("**Second Deferred Shares**" and together with First Deferred Shares, the "**Deferred Shares**" and each a "**Deferred Share**" as the context requires);

555,000 "D" ordinary shares of £1 each ("**D" Ordinary Shares**");

3,752,686 convertible preferred non-voting shares of 1p each ("**Convertible Preferred Shares**");

112,500,000 redeemable cumulative preference shares of £1 each ("**Preference Shares**"); and

1 special rights redeemable share of £1 (the "**Special Share**").

Except as otherwise provided in these Articles, the Ordinary Shares, the Convertible Preferred Shares, the Preference Shares, the Deferred Shares and the Special Share shall rank pari passu in all respects.

4. **PREFERENCE SHARES**

The rights attaching to the Preference Shares are set out below.

4.1 Dividend

4.1.1 The Preference Shareholders have the right to a fixed cumulative preferential dividend ("**Preference Dividend**") at the rate of 9% per annum excluding any associated tax credit, such rate being a percentage of the aggregated nominal amount and any premium paid (or deemed to be paid) on each Preference Share.

4.1.2 The Preference Dividend shall not be paid but shall accrue in lieu of such payment until redemption of the Preference Shares in accordance with this Article 4.

4.1.3 The right to the Preference Dividend has priority over the rights of the holders of any other class of shares to any dividend or distribution of income.

4.1.4 The Preference Dividend accrues from day to day (on the basis of a 365 day year and actual days elapsed) and shall compound annually every 31 March in respect of the years ending on that date, except that the first Preference Dividend shall compound on 31 March 2003 and shall be calculated in respect of the period from the date of issue of the Preference Shares up to and including that date.

4.2 Return of capital

Subject to Article 4.6, on a return of capital on liquidation or otherwise the assets of the Company available for distribution among the shareholders shall be applied, (after repayment to the Special Shareholder of the amount paid up in respect of the Special Share) in paying to the Preference Shareholders, in priority to any payment to the holders of any other class of shares:

firstly, a sum equal to any accrued but unpaid Preference Dividend calculated to the date of return of capital and payable whether or not the Company has enough profits available for distribution to pay the accrued Preference Dividend (and if the Company is unable to pay the accrued Preference Dividend in full it shall pay the maximum amount of the accrued Preference Dividend which it may lawfully pay, with the balance becoming (to the extent permitted by law) a debt due and payable by the Company to the Preference Shareholders); and

secondly, the nominal amount and premium paid on each of their Preference Shares.

4.3 Further participation

The Preference Shares shall not carry any right to participate in the profits or assets of the Company except as provided in this Article 4.

4.4 Early redemption

4.4.1 The Company may, with the written consent of the holders of a majority of the Preference Shares in issue (the "**Preference Share Majority**"), redeem some or all of the Preference Shares by serving notice on the holders of the Preference Shares specifying the number of Preference Shares to be redeemed and a date between 14 and 28 days later (the "**Redemption Date**") on which the redemption is to take place.

4.4.2 The holders of a majority of the Preference Shares are entitled to withdraw their written consent to the early redemption if they serve the Company with notice to that effect before the due Redemption Date.

4.5 Redemption on Sale, Listing or Winding Up

4.5.1 The Company shall redeem all the Preference Shares in the event of a Sale, Listing or a Winding Up.

4.5.2 For the purposes of this Article 4.5:

(i) the "Redemption Date" in the event of a Sale is the date of completion of the Sale;

(ii) the "Redemption Date" in the event of a Listing is the day of the Listing; and

(iii) the "Redemption Date" in the event of a Winding Up is the day immediately following the passing of the members' resolution approving the Winding Up.

4.6 Provisions applying to all redemptions

4.6.1 When only some of the Preference Shares are being redeemed, the redemption shall (unless the Company with the written consent of the Preference Share Majority notifies each of the Preference Shareholders to the contrary) take place

pro rata as between the holders of the Preference Shares in proportion as nearly as possible to each Preference Shareholder's holding of Preference Shares.

4.6.2 On the Redemption Date the Company shall pay the following amount in cash in respect of each Preference Share to be redeemed:

(i) a sum equal to any accrued and/or unpaid Preference Dividend calculated to the Redemption Date; and

(ii) the nominal amount and premium paid (or deemed to be paid) on such Preference Share.

The amount payable in respect of all the Preference Shares to be redeemed comprises the "redemption money".

4.6.3 On the Redemption Date the redemption money shall (to the extent permitted by law) become a debt due and payable by the Company to the Preference Shareholders, whether or not the Company has enough profits available for distribution or other requisite funds to pay the redemption money.

4.6.4 On the Redemption Date the redemption money shall be paid to each Preference Shareholder in respect of those Preference Shares which are to be redeemed against receipt of the relevant share certificates (or, in each case, an indemnity in a form reasonably satisfactory to the Board in respect of a share certificate which cannot be produced). If a Preference Shareholder produces neither the relevant share certificate nor a reasonably satisfactory indemnity the Company may retain his redemption money until delivery of the relevant certificate or a reasonably satisfactory indemnity.

4.6.5 The Company shall cancel share certificates in respect of redeemed Preference Shares and issue fresh certificates without charge in respect of any Preference Shares represented by those certificates and remaining outstanding.

4.6.6 As from the date for payment specified in Article 4.6.2 the Preference Dividend shall cease to accrue on the Preference Shares to be redeemed unless on such date, despite presentation of the relevant share certificate or a reasonably satisfactory indemnity, the Company fails to pay the redemption money in respect of all the Preference Shares to be redeemed. In that case the Preference Dividend shall continue to accrue or be deemed to continue to accrue on the Preference Shares in respect of which redemption money is outstanding.

4.7 Votes

Preference Shareholders are not entitled to receive notice of nor to attend or speak or vote at general meetings of the Company unless:

4.7.1 the Preference Dividend is not paid in full on a due date for payment, whether or not the Company has enough profits available for distribution to pay it;

4.7.2 when Preference Shares are due for redemption, the Company does not pay all the redemption money then payable to the Preference Shareholders, whether or

not the Company has enough profits available for distribution or other requisite funds to pay the redemption money; or

4.7.3 the facilities under the Facilities Agreement become and remain repayable prior to their specified maturity or have been the subject of a demand for repayment,

each a "**Default**".

For so long as a Default continues Preference Shareholders shall be entitled to receive notice of and to attend, speak and vote at general meetings of the Company on the basis set out in regulation 54 of Table A.

5. CONVERTIBLE PREFERRED SHARES

5.1 Dividend

Until conversion in accordance with this Article 5 and subject to Article 6.2, each Convertible Preferred Shareholder shall have the right to participate in any ordinary dividend declared and paid by the Company, at the same time as any such dividends are paid to "A" Ordinary Shareholders. Each Convertible Preferred Share in issue shall entitle the holder of such share to the same dividend paid by the Company on each "A" Ordinary Share.

5.2 Conversion on Sale, Listing or Winding Up

5.2.1 In the event of a Sale, a Listing or a Winding Up, each Convertible Preferred Share shall convert by way of reclassification into 1 "A" Ordinary Share.

5.2.2 For the purposes of Article 5:

(i) the "Conversion Date" in the event of a Sale is the date of completion of the Sale;

(ii) the "Conversion Date" in the event of a Listing is the day of the Listing; and

(iv) the "Conversion Date" in the event of a Winding Up is the day immediately following the passing of the members' resolution approving the Winding Up.

5.3 Share Certificates

The Company shall cancel share certificates in respect of converted Convertible Preferred Shares and issue fresh certificates without charge in respect of the "A" Ordinary Shares issued on conversion.

5.4 Converted Shares

The "A" Ordinary Shares to which a holder is entitled on conversion:

5.4.1 shall be credited as fully paid;

5.4.2 shall rank pari passu in all respects and form one class with the "A" Ordinary Shares then in issue; and

5.4.3 shall entitle the holder to be paid all dividends and other distributions:

(a) declared but unpaid prior to the Conversion Date; and

(b) declared, made or paid after the Conversion Date,

in each case in respect of "A" Ordinary Shares, at the same time as such dividends and other distributions are paid to other "A" Ordinary Shareholders.

5.5 Votes

Prior to conversion in accordance with this Article 5, the holders of the Convertible Preferred Shares shall not be entitled to receive notice of and shall not be entitled to attend, speak or vote at general meetings of the Company by virtue of their holding of Convertible Preferred Shares.

6. **ORDINARY SHARES AND SPECIAL SHARE**

6.1 Ranking

Save as otherwise provided in these Articles, the "A" Ordinary Shares, the "B" Ordinary Shares, the Non-voting "A" Ordinary Shares, the Non-voting "B" Ordinary Shares, the "C" Ordinary Shares and the "D" Ordinary Shares rank pari passu in all respects, but constitute six separate classes of shares.

6.2 Dividend

No dividend shall be declared or paid by the Company in respect of Ordinary Shares unless the Preference Shares have been redeemed in full (together with any accrued Preference Dividend) in accordance with Articles 4.5 and 4.6.

6.3 Return of Capital

On a return of capital on a liquidation, the Special Shareholder will be entitled to be repaid the capital paid up on the Special Share before other shareholders receive any payment. The Special Shareholder has no other right to share in the capital or profits of the Company.

6.4 Variation of class rights

The rights attached to each of the "A" Ordinary Shares, the "B" Ordinary Shares, the Non-voting "A" Ordinary Shares, the Non-voting "B" Ordinary Shares, the "C" Ordinary Shares and the "D" Ordinary Shares shall only be adversely varied with the prior consent in writing of the holders of not less than 75 per cent. of the shares of the class whose rights are being adversely varied, or with the sanction of an extraordinary resolution passed at a separate class meeting of the holders of such class of shares. For the purposes of these Articles none of the following shall constitute a variation of the class rights of any class of Shares:

6.4.1 any conversions pursuant to Articles 5.2 or 8 *(Ratchet)*;

6.4.2 (other than in respect of classes of shares of which MoD is a holder) any variation which does not adversely affect the rights of the holders of the relevant class;

6.4.3 the issue of further shares (of any class) in the capital of the Company; or

6.4.4 any redenomination, reclassification or conversion of a class of shares which does not adversely affect the value of such class.

6.5 Class meetings

To any separate class meeting all the provisions of these Articles as to general meetings of the Company shall apply (with such changes as are necessary to give effect to this Article) except that:

6.5.1 the necessary quorum shall be two or more persons holding or representing by proxy not less than three-quarters of the issued shares of the class (provided that where all the shares of a class are registered in the name of one holder that holder present in person or by proxy or by corporate representative or by duly authorised attorney may constitute a meeting);

6.5.2 every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him;

6.5.3 any holder of shares of the class present in person or by proxy or by corporate representative or by duly authorised attorney may demand a poll; and

6.5.4 at any adjourned meeting of such holders one holder present in person or by proxy or by corporate representative or by duly authorised attorney (whatever the number of shares held by him) shall be the quorum.

6.6 Voting

6.6.1 *"A" Ordinary Shares and "B" Ordinary Shares*

The holders of "A" Ordinary Shares and "B" Ordinary Shares shall be entitled to receive notice of, attend, speak and vote at general meetings of the Company.

6.6.2 *Non-voting "A" Ordinary Shares, Non-voting "B" Ordinary Shares, "C" Ordinary Shares and "D" Ordinary Shares (together the* ***"Non-voting Shares"****)*

The holders of the Non-voting Shares shall not (until completion of a Listing, when the Non-voting Shares will become voting shares) be entitled to receive notice of and shall not be entitled to attend, speak or vote at general meetings of the Company by virtue of their holding of Non-voting Shares.

6.6.3 *Special Share*

The Special Shareholder must receive notice of any general meeting and any class meeting and may attend and speak at any such meeting but, subject to Article 14.10, the Special Share carries no voting rights.

6.7 Conversion

6.7.1 Each "A" Ordinary Share, "B" Ordinary Share, Non-voting "A" Ordinary Share, Non-voting "B" Ordinary Share and "C" Ordinary Share (together "**Convertible Ordinary Shares**") is convertible into one Deferred Share in accordance with this Article 6.7 and Article 8 (each "A" Ordinary Share and each "B" Ordinary Share being convertible into one First Deferred Share and each Non-voting "A" Ordinary Share, Non-voting "B" Ordinary Share and "C" Ordinary Share being convertible into one Second Deferred Share).

6.7.2 Upon a conversion in accordance with this Article 6.7 and Article 8 the Company shall cancel share certificates in respect of converted Convertible Ordinary Shares and, as soon as practicable after receipt from the relevant holder of such Convertible Ordinary Shares of such certificates (or indemnity in respect thereof in a form reasonably satisfactory to the Company), without charge, issue share certificates in respect of any Deferred Shares created by the conversion.

7. **DEFERRED SHARES**

7.1 Return of capital

On a return of capital on liquidation, the holders of any of the Deferred Shares shall be entitled to receive a distribution of 1 penny per share after £10,000,000 has been distributed on each Ordinary Share, Convertible Preferred Share and Preference Share. The holders of the Deferred Shares shall not be entitled to any other participation in the profits or assets of the Company.

7.2 Votes

The holders of the Deferred Shares shall not be entitled to receive notice of and shall not be entitled to attend or vote at general meetings of the Company by virtue of their holding of Deferred Shares.

7.3 Redemption

Immediately prior to a Sale, a Listing or a Winding Up (and insofar as the Company shall be able to comply with the provisions of the Act relating to redemption or so soon thereafter as the Company shall be able to comply with the provisions of the Act) the Company shall redeem for cash for an aggregate amount of £1 (to be split pro rata between the holders of Deferred Shares, with a minimum payment of 1 penny to each holder) in total all the Deferred Shares (such redemption to be either by means of redemption out of the proceeds of a fresh issue of shares or out of profits which would otherwise be available for distribution or in such other manner as the directors may

determine (subject to the provisions of the Act)). The Company shall give notice in writing to the holders of the Deferred Shares of the redemption, which shall take place immediately prior to a Sale, a Listing or a Winding Up (and insofar as the Company shall be able to comply with the provisions of the Act relating to redemption or so soon thereafter as the Company shall be able to comply with the provisions of the Act) but after all conversions of shares pursuant to Article 5.2 and Article 8 *(Ratchet)*. Upon redemption, the holders of the Deferred Shares shall be bound to deliver to the Company certificates for the Deferred Shares (or an indemnity in respect thereof reasonably satisfactory to the Company) for cancellation and thereupon the Company shall pay to (or to the order of) such holders the redemption moneys payable in respect of such Deferred Shares. If any holder of any Deferred Shares whose shares are liable to be redeemed under this Article 7.3 shall fail or refuse to deliver up the certificate for his shares (or an indemnity as aforesaid) such Deferred Shares shall be deemed to have been redeemed and the Company may retain the redemption monies until delivery up of the certificate (or such indemnity) and shall within seven days thereafter pay the redemption monies to such holder. No holder or former holder of Deferred Shares shall have any claim against the Company in respect of interest on any monies retained pursuant to this Article 7.3.

8. RATCHET

8.1 Immediately before but conditional upon a Sale, a Listing or a Winding Up and immediately after (a) (in the case of a Sale or a Winding Up or (only to the extent options are exercised prior to the Listing) a Listing) the issue of "B" Ordinary Shares subsequent to the exercise of the options under the Option Scheme, (b) the conversion of all of the Convertible Preferred Shares in accordance with Article 5.2 and (c) the redemption of all of the Preference Shares in accordance with Articles 4.5 and 4.6, if

8.1.1 the Total Pre-Ratchet Institutional Return is equal to or greater than the First Threshold Return then (subject to Articles 8.2 and 8.3) such number of "A" Ordinary Shares, Non-voting "A" Ordinary Shares, "B" Ordinary Shares and Non-voting "B" Ordinary Shares shall be converted by reclassification into Deferred Shares (such conversions to be in accordance with this Article 8 and Article 6.7.1) as shall be necessary to give effect to the First Ratchet Uplift (the **"First Ratchet Conversions"**); and

8.1.2 the Total Pre-Ratchet Institutional Return is equal to or greater than the Second Threshold Return then (subject to Articles 8.2 and 8.3) such additional number of "A" Ordinary Shares, Non-voting "A" Ordinary Shares, "B" Ordinary Shares, Non-voting "B" Ordinary Shares and "C" Ordinary Shares shall be converted by reclassification into Deferred Shares (such conversions to be in accordance with this Article 8 and Article 6.7.1) as shall be necessary to give effect to the Second Ratchet Uplift (the **"Second Ratchet Conversions"** and together with the First Ratchet Conversions, the **"Ratchet Conversions"**).

8.2 The percentage of the Fully Diluted Share Capital represented by the "B" Ordinary Shares and Non-voting "B" Ordinary Shares (taken together as a single class) in issue immediately after either or both of the Ratchet Conversions shall be the same as

immediately prior to either or both of the Ratchet Conversions. The percentage of the Fully Diluted Share Capital represented by the "C" Ordinary Shares in issue immediately after the Second Ratchet Conversions shall be the same as immediately prior to the Second Ratchet Conversions.

8.3 Each class of "A" Ordinary Shares, "B" Ordinary Shares, "C" Ordinary Shares, Non-voting "A" Ordinary Shares and Non-voting "B" Ordinary Shares to be converted pursuant to this Article 8 shall, as between the holders of shares of each such class, be converted on a pro-rata basis among such holders by reference to the total number of shares of such class in issue immediately prior to the relevant Ratchet Conversions.

8.4 In this Article 8 **"Institutional IRR"** shall be calculated as follows:

8.4.1 In respect of each full or partial month from the date of adoption of these Articles to the Exit Date inclusive there shall be ascertained:

(a) the total amount in cash of the Investment Cost that month; and

(b) the aggregate, that month, of the total amount of all cash received by Carlyle from the Company in respect of any "A" Ordinary Share, "B" Ordinary Share, Preference Share or other share capital in the Company held by them and all cash received by Carlyle from any member of the Group or any third party in respect of loans (if any) made by Carlyle to the Company or any member of the Group and any loan capital issued by the Company or any member of the Group, including any repayments, redemptions or purchases of share capital but excluding any fees paid to Carlyle's investment managers or advisers (including, without limitation, CECP) and any tax credit arising in respect of distributions.

The figure which results from deducting (a) from (b) above is referred to below as the **"cash flow for that month"**.

8.4.2 For the purpose of this Article 8 in calculating the cash flow arising on the Exit Date, the Investors shall be deemed to have received in cash on that day, and accordingly there shall be included in the figure to be ascertained under Article 8.4.1(b):

(a) that proportion of the notional Exit Value of the Company which would be attributable to the shares in the capital of the Company held by Carlyle on the Exit Date:

(i) when calculating the Total Pre-Ratchet Institutional Return, on the assumption that the Ratchet Conversions under Article 8.1 (if any) had not taken place; and

(ii) when calculating the Total Post-Ratchet Institutional Return, on the assumption that the Ratchet Conversions (if any) under Article 8.1 had taken place; and

(b) the amount paid on the Exit Date by the Company to Carlyle in repayment of any loans advanced to the Company by Carlyle, together with any accrued interest and other costs payable to Carlyle on repayment of such loans.

8.4.3 The Institutional IRR is "r" where "r" is the percentage per annum such that the sum of the amounts calculated in accordance with the following formula and ascertained pursuant to this Article 8.4 for each full or partial month from the date of adoption of these Articles to the Exit Date, inclusive, is zero:

$$\frac{\text{Cash flow for that month}}{(1+r)^n}$$

where $n = \frac{t-1}{12}$

and where t is 1 in respect of dates between the date of adoption of these Articles and the final day of the month in which these Articles are adopted, 2 in respect of dates in the subsequent calendar month, 3 in respect of dates in the next subsequent calendar month, and so on.

8.5 In this Article 8:

8.5.1 **"Exit"** means a Sale, a Listing or a Winding Up and **"Exit Date"** means the date of completion of the Sale, Listing or Winding Up;

8.5.2 **"Exit Value"** means:

(a) in the case of a Listing, the price per share at which ordinary shares in the Company are to be sold or offered in connection with the Listing (in the case of an underwritten offer for sale, being the underwritten price or, if an offer for sale by tender, the strike price under such offer or, in the case of a placing, the price at which shares are sold under the placing) multiplied by the number of ordinary shares which would be in issue immediately following such Listing, but excluding any shares issued for the purpose of raising money for the Company as part of the Listing arrangements (whether in order to finance the redemption of shares or the repayment of loans or for any other reason whatsoever);

(b) in the case of a Sale only the following:

(i) if some or all of the equity share capital of the Company is to be sold by private treaty (as distinct from a public offer) and the consideration is a fixed cash sum payable in full on completion of the acquisition, (subject to Article 8.5.2(b)(iv)) such cash sum;

(ii) if the Sale is pursuant to a public cash offer (or public offer accompanied by a cash alternative), (subject to Article 8.5.2(b)(iv))

the cash consideration or cash alternative price of the percentage of the equity share capital sold pursuant to such Sale;

(iii) if the Sale is by private treaty or public offer and the consideration is or includes the issue of securities (not accompanied by a cash alternative) which rank pari passu with a class of securities already admitted to the Official List of the UK Listing Authority or dealt in on a Recognised Investment Exchange, in the case of a sale by private treaty, (subject to Article 8.5.2(b)(iv)) the value attributed to such consideration in the related sale agreement for the terms of such offer or, in the case of a Sale following a public offer (or failing any such attribution in the related sale agreement), by reference to the value of such consideration determined by reference to the average middle market quotation of such securities over the five Business Days prior to the day on which the offer for or intention to acquire the Company is first announced by the proposed purchaser; or

if the securities do not rank pari passu with such a class, the value of such securities (the "**Value**") as agreed between CECP on behalf of Carlyle, MoD and a majority of the holders of "D" Ordinary Shares (the ""**D" Majority**") or (if not agreed within five days) the Value as determined by a Ratchet Expert (as defined in Article 8.7). The Ratchet Expert shall be nominated by agreement between MoD, the "D" Majority and CECP on behalf of Carlyle or (failing such nomination within 3 days of this expert mechanism being invoked) as may be nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales upon the request of any member of the Board. Upon being nominated, the Ratchet Expert shall determine and certify the Value, which shall (save in the case of manifest error) be conclusive and binding on the Company and its members. The costs of the Ratchet Expert shall be borne by the Company; and

(iv) if following completion of the Sale Carlyle will hold Ordinary Shares, the "**Exit Value**" for such Sale shall include the value of such shares, which shall be calculated as the same value per share as is attributed to the Ordinary Shares pursuant to this Article 8.5.2(b) which will be sold pursuant to the Sale; and

(c) in the case of a Winding Up, the total amount available for distribution to the holders of the equity share capital of the Company.

8.5.3 "**First Ratchet Uplift**" means an increase pursuant to the First Ratchet Conversions in accordance with Article 8.1.1, in the aggregate percentage of the Fully Diluted Share Capital represented by the "C" Ordinary Shares and "D" Ordinary Shares in issue immediately prior to the First Ratchet Conversions (taken together as if they constituted one class of shares) of "X", where "X" is

the maximum percentage, subject always to a maximum of 5%, which would result in the Total Post-Ratchet Institutional Return in accordance with this Article 8 being no less than the First Threshold Return.

8.5.4 "**First Threshold Return**" means the smallest amount which:

(a) is equal to at least 3 (three) times Investment Cost; and

(b) represents an Institutional IRR of 30% or more.

8.5.5 "**Investment Cost**" means the amount subscribed and paid up on the date of adoption of these Articles by Carlyle in respect of the Shares held by Carlyle together with any additional amounts invested in or advanced to the Company or any group undertaking of the Company from time to time by Carlyle in connection with Carlyle's equity holding in the Company whether by way of share capital, loan or loan capital or any other form of commitment including (i) any commitment to invest (provided such commitment obliges Carlyle to advance funds at the request of the party to whom the obligations are owed) and (ii) any such subscription monies used by the Company to pay fees, costs or expenses (together referred to as "**Relevant Securities**").

8.5.6 "**Second Ratchet Uplift**" means an increase (in addition to the First Ratchet Uplift) pursuant to the Second Ratchet Conversions in accordance with Article 8.1.2, in the percentage of the Fully Diluted Share Capital represented by the "D" Ordinary Shares in issue immediately prior to the Ratchet Conversions of "Y", where "Y" is the maximum percentage, subject always to a maximum of 2.5%, which would result in the Total Post-Ratchet Institutional Return in accordance with this Article 8 (for the avoidance of doubt, also taking into account the First Ratchet Uplift) being no less than the Second Threshold Return.

8.5.7 "**Second Threshold Return**" means the smallest amount which:

(a) is equal to at least 4 (four) times Investment Cost; and

(b) represents an Institutional IRR of 40% or more.

8.5.8 "**Total Pre-Ratchet Institutional Return**" means (on the assumption that the Ratchet Conversions pursuant to Article 8.1 (if any) had not taken place) the amount of Exit Value which would be attributable to the Ordinary Shares held by Carlyle (including, in accordance with Article 8.5.2(b)(iv), any Ordinary Shares retained by Carlyle following a Sale) and any other sum received in cash by Carlyle from the Company or any of its group undertakings in respect of the Relevant Securities on or prior to the Exit Date, less all reasonable costs and expenses properly incurred by or on behalf of Carlyle in connection with the Sale or Listing or Winding Up (including legal fees, commissions, transfer costs and any other third party fees and expenses).

8.5.9 "**Total Post-Ratchet Institutional Return**" means (on the assumption that the Ratchet Conversions pursuant to Article 8.1 (if any) had taken place) the

amount of Exit Value which would be attributable to the Ordinary Shares held by Carlyle (including, in accordance with Article 8.5.2(b)(iv), any Ordinary Shares retained by Carlyle following a Sale) and any other sum received in cash by Carlyle from the Company or any of its group undertakings in respect of the Relevant Securities on or prior to the Exit Date, less all reasonable costs and expenses properly incurred by or on behalf of Carlyle in connection with the Sale or Listing or Winding Up (including legal fees, commissions, transfer costs and any other third party fees and expenses).

8.6 For the purposes of this Article 8 the numbers of "A" Ordinary Shares, "B" Ordinary Shares, "C" Ordinary Shares, Non-voting "A" Ordinary Shares and Non-voting "B" Ordinary Shares to be converted (the "**Conversion Shares**") shall be calculated by CECP on behalf of Carlyle in accordance with the provisions of this Article 8 (and for this purpose CECP shall provide upon request to holders of the Conversion Shares reasonable evidence of its calculations). If within 5 Business Days (unless CECP and MoD agree a longer period) of CECP notifying the holders of the Conversion Shares of its calculations, either MoD or the holders of the majority of "D" Ordinary Shares (the "**Majority**") notifies CECP in writing that it disagrees with the calculations (such notice to contain details of the specific elements of CECP's calculations with which MoD or the Majority disagrees) (the "**Disagreement Notice**"), then unless CECP (on behalf of Carlyle), MoD and a person nominated by the notifying Majority agree the calculations within 5 Business Days of receipt by CECP of the Disagreement Notice, Article 8.7 applies.

8.7 If the number of Conversion Shares is not agreed in the manner provided by Article 8.6, MoD or the Majority may refer the calculations to an independent firm of internationally recognised chartered accountants (the "**Ratchet Expert**") for determination and certification. The Ratchet Expert shall be nominated by agreement between MoD, the Majority and CECP on behalf of Carlyle or (failing such nomination within 3 Business Days of the right of MoD or the Majority to invoke this Article 8.7 arising) as may be nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales upon the request of any member of the Board. Upon being nominated, the Ratchet Expert shall determine and certify the number of Conversion Shares, which shall (save in the case of manifest error) be conclusive and binding on the Company and its members. The costs of the Ratchet Expert shall be borne by the Company.

This Article 8 shall cease to apply immediately following the occurrence of the first to occur of a Sale, a Listing and a Winding Up, whether or not the Ratchet Conversions are effected.

9. **PROVISIONS APPLYING ON TRANSFERS OF SHARES**

9.1 The directors may not register a transfer of Shares:

9.1.1 unless it is permitted by Article 10 (*Transfer Restrictions*) or has been made in accordance with, if appropriate, Article 11 (*Compulsory Transfer*), or Article 12 (*Tag-Along Rights*) or Article 13 (*Bring-Along Rights*); and

9.1.2 unless the Board otherwise agrees, (except in the case of Shares acquired pursuant to the Option Scheme) the proposed transferee has entered into an agreement to be bound by the terms of any agreement between some or all of the shareholders (as determined by the Board), in the form required by any such agreement; or

9.1.3 in respect of any shares held by MoD or Carlyle or any of their respective transferees, in circumstances agreed in writing between the Company, MoD and Carlyle.

9.2 Shareholders are not entitled to transfer Shares unless the transfer is permitted by Article 10 (*Transfer Restrictions*) or has been made in accordance with, if appropriate, Article 11 (*Compulsory Transfer*), Article 12 (*Tag-Along Rights*) or Article 13 (*Bring-Along Rights*) or in respect of any shares held by MoD or Carlyle or any of their respective transferees, in circumstances agreed in writing between the Company, MoD and Carlyle.

10. TRANSFER RESTRICTIONS

10.1 *General Restriction*

A person (the "**Proposed Transferor**") may only transfer a class of Shares (other than the Special Share and other than on or after a Listing) (the "**First Class**") in accordance with this Article 10 (whether it be some or all of the First Class held by the Proposed Transferor which is proposed to be transferred), if at the same time the Proposed Transferor transfers to the proposed transferee X% of the Proposed Transferor's total holding of each other class of Shares (other than Deferred Shares and the Special Share)

where:

$$X = \frac{\text{the number of the First Class proposed to be transferred by the Proposed Transferor}}{\text{the total number of the First Class held by the Proposed Transferor (prior to the proposed transfer)}} \times 100$$

10.2 *"A" Ordinary Shares and "B" Ordinary Shares*

Subject to the terms of any agreement in writing between MoD and Carlyle and subject to Article 10.1, "A" Ordinary Shares and "B" Ordinary Shares may be transferred:

10.2.1 freely, unless the holders of 75% of the "A" Ordinary Shares and "B" Ordinary Shares in issue (taken together as if they consisted one class of shares) agree otherwise; or

10.2.2 on and after a Listing; or

10.2.3 in acceptance of an offer by a proposed transferee made under Article 12 *(Tag-Along Rights)* or when required by Article 13 *(Bring-Along Rights)*; or

10.2.4 to any Permitted Transferee.

10.3 *Non-voting "A" Ordinary Shares and Non-voting "B" Ordinary Shares*

Subject to Article 10.1, no Non-voting "A" Ordinary Share or Non-voting "B" Ordinary Share may be transferred other than:

10.3.1 with the written consent of the Board; or

10.3.2 to a replacement trustee of the Co-Invest Trust; or

10.3.3 on and after a Listing; or

10.3.4 in acceptance of an offer by a proposed transferee made under Article 12 (*Tag-Along Rights*) or when required by Article 13 *(Bring-along Rights)*;

10.4 *Employee Shares ("C" Ordinary Shares and "D" Ordinary Shares)*

10.4.1 Subject to Article 10.1, no Employee Share may be transferred other than:

(a) with the written consent of the Board (which consent may be subject to such conditions as the Board may prescribe in its absolute discretion); or

(b) when required by Article 11 (*Compulsory Transfer*); or

(c) on and after Listing; or

(d) in acceptance of an offer by a proposed transferee made under Article 12 (*Tag-Along Rights*) or when required by Article 13 (*Bring-Along Rights*).

10.4.2 Upon a transfer of "C" Ordinary Shares and/or "D" Ordinary Shares pursuant to Article 12 (*Tag-Along Rights*) or Article 13 (*Bring-Along Rights*) being registered, each such share shall be converted by re-classification into a Non-voting "B" Ordinary Share, provided such conversion does not adversely affect the tax (including national insurance contributions) position of the Company (as reasonably determined by the Board).

10.5 *Convertible Preferred Shares*

Convertible Preferred Shares may only be transferred by a holder of Convertible Preferred Shares (in accordance with Article 10.1) to the same persons and at the same time as "A" Ordinary Shares are transferred by such holder.

10.6 *Preference Shares*

Preference Shares may only be transferred by a holder of Preference Shares (in accordance with Article 10.1) to the same persons and at the same time as "A" Ordinary, "B" Ordinary, Non-voting "A" Ordinary and/or Non-voting "B" Ordinary Shares are transferred by such holder.

10.7 *Special Share*

The Special Share may only be transferred in accordance with Article 14. 1.

10.8 *Deferred Shares*

Deferred Shares may not be transferred.

11. **COMPULSORY TRANSFER**

11.1 Article 11 applies when an employee or director or consultant of the Company or any of its subsidiary undertakings who is an Employee Shareholder ceases for any reason to be an employee or director or consultant of the Company or any of its subsidiary undertakings in circumstances where he does not remain or become an employee or director of or consultant to another member of the Group (a **"Relevant Individual"**).

11.2 Within six months after the Cessation Date (as defined below) the Board may serve notice (the date of service of such notice being the "**Notice Date**") requiring the Relevant Individual (or his personal representatives in the case of his death) (each a "**Compulsory Seller**") to offer (subject to Article 10.1) some or all of their Employee Shares ("**Sale Shares**") to:

(i) the person or persons (if any) intended to take the place of the Relevant Individual in the position in which he was employed;

(ii) such of the existing employees of the Company or any of its subsidiary undertakings as the notice may specify;

(iii) such employees' share scheme of the Company and its subsidiary undertakings as the notice may specify; and/or

(iv) any other person or persons (other then Carlyle and the MoD) approved by the Board and specified in the notice,

("**Offerees**"). A notice may reserve the right for the Board to finalise the identity of the Offerees once the price for the Sale Shares has been calculated in accordance with Article 11.4.

For the purposes of this Article 11.2, "**Cessation Date**" means the earlier of (i) the date on which the Relevant Individual ceases to be an employee or director or consultant, or (ii) if notice is given by the Relevant Individual or his employer to terminate his employment, directorship or consultancy the date of service of such notice, as the case may be.

11.3 The Compulsory Sellers shall then offer the Sale Shares to the Offerees, as identified in accordance with Article 11.2, in accordance with the terms of the notice, free from all liens, charges and encumbrances together with all rights attaching to them and on the terms of this Article 11.

11.4 The price for the Sale Shares shall be calculated as follows:

11.4.1 if the Relevant Seller is a "Good Leaver", the price shall be the higher of Market Value and the Issue Price; and

11.4.2 if the Relevant Individual is a "Bad Leaver", the price for the Sale Shares shall be the lesser of Market Value and the Issue Price.

11.4.3 For the purposes of Article 11.4:

(a) the "**Market Value**" shall be the price per Sale Share determined by the Board (acting in good faith) to represent the value of the Company at that time;

(b) a "**Good Leaver**" is a Compulsory Seller who ceases to be an employee and/or director and/or consultant (i) because the member of the Group in which he is employed or of which he is a director or to which he provides consultancy services ceases to be a member of the Group, or a material part of the business of the Group in which he is employed or to which he provides consultancy services ceases to be owned by the Group (and his service agreement or appointment or consultancy agreement with the Company (or other remaining Group member) is thereby terminated), or (ii) because of redundancy, death, retirement at the Company's normal retirement age (or earlier with the prior approval of the Board), or (iii) because he has been wrongfully dismissed, or (iv) because of permanent incapacity or ill health, or (v) any Compulsory Seller who shall otherwise be deemed to be a Good Leaver by the Board acting in its absolute discretion;

(c) a "**Bad Leaver**" is a Compulsory Seller who is not a Good Leaver; and

(d) "**Issue Price**" means in relation to any share, the price paid to the Company in respect of the subscription (including any premium) for the Share or by the Compulsory Seller to the transferor when he acquired the Share by transfer.

11.5 Within seven days (the last day being the "**Seventh Day**") after the price for the Sale Shares has been determined or confirmed by the Board in accordance with Article 11.4:

11.5.1 the Company shall notify the Compulsory Sellers of the names and addresses of the Offerees and the number of Sale Shares to be offered to each;

11.5.2 the Company shall notify each Offeree of the number of Sale Shares on offer to him; and

11.5.3 the Company's notices shall specify the price per share and state a date, between seven and 14 days after the Seventh Day, on which the sale and purchase of the Sale Shares is to be completed ("**completion date**").

11.6 By the completion date the Compulsory Sellers shall deliver stock transfer forms for the Sale Shares, with the relevant share certificates, to the Company. On the completion date the Company shall pay the Compulsory Sellers, on behalf of each of the Offerees, the agreed or certified price for the Sale Shares to the extent the Offerees have put the Company in the requisite funds. The Company's receipt for the price shall be a good discharge to the Offerees. The Company shall hold the price on trust for the Compulsory Sellers without any obligation to pay interest.

11.7 To the extent that Offerees have not, by the completion date, put the Company in funds to pay the agreed or certified price, the Compulsory Sellers shall be entitled to the return of the stock transfer forms and share certificates for the relevant Sale Shares and the Compulsory Sellers shall have no further rights or obligations under this Article 11 in respect of those Sale Shares.

11.8 If a Compulsory Seller fails to deliver stock transfer forms for Sale Shares to the Company by the completion date, the Board may authorise any director to transfer the Sale Shares on the Compulsory Seller's behalf to each Offeree to the extent the Offeree has, by the completion date, put the Company in funds to pay the agreed or certified price for the Sale Shares offered to him. The Board shall then authorise registration of the transfer once appropriate stamp duty has been paid. The defaulting Compulsory Seller shall surrender his share certificate for the Sale Shares to the Company. On surrender, he shall be entitled to the agreed or certified price for the Sale Shares.

11.9 Following a cessation of employment, directorship or consultancy causing this Article 11 to apply to particular Employee Shares those shares may not be transferred under Article 10 (*Transfer Restrictions*) until the holder can no longer be bound to sell them under this Article 11.

12. **TAG-ALONG RIGHTS**

12.1 Articles 12.1 to 12.5, inclusive, apply when a transfer proposed under Article 10.2.1 (but not, for the avoidance of doubt, Article 10.2.4) would, if registered, result in Carlyle holding in aggregate less than 50% of the "A" Ordinary Shares issued to Carlyle upon completion of the subscription and shareholders agreement dated 3 December 2002 between (1) the Company, (2) CEP Investment Administration Limited, (3) Carlyle Co-Invest GP Limited, (4) CQLP, (5) Carlyle Co-Invest, (6) the Managers (as defined therein) and (7) QinetiQ Employee Share Plans Limited.

12.2 No transfer to which Article 12.1 applies may be made or registered unless:

12.2.1 it is agreed to in writing by the holders of 90% or more of each of the "A" Ordinary Shares, "B" Ordinary Shares, Non-voting "A" Ordinary Shares, Non-voting "B" Ordinary Shares, "C" Ordinary Shares and "D" Ordinary Shares in issue taken as separate classes; or

12.2.2 the proposed transferee has made an offer to buy from each holder (other than MoD) of "B" Ordinary Shares, Non-voting "A" Ordinary Shares, Non-voting "B" Ordinary Shares, "C" Ordinary Shares and "D" Ordinary Shares all of such shareholder's total holding of each class of Shares (other than Deferred Shares and the Special Share), such offer being capable of being accepted in whole or in part (subject to Article 12.4), (the **"Tag-Along Shares"**) on the terms set out in Article 12.3 and the offer has closed and each accepted offer has been completed, unless failure to complete is the fault of the offeree.

12.3 The terms of the proposed transferee's offer shall be as follows:

12.3.1 the offer shall be open for acceptance for 21 days or more;

12.3.2 the consideration for each Ordinary Share shall be equal to the higher of (i) the consideration offered for each "A" Ordinary Share whose proposed transfer has led to the offer and (ii) the consideration paid for any transfer of "A" Ordinary Shares in the 12 months leading up to the offer, (and the other terms of the offer shall be no less favourable than those offered in respect of the proposed transfer which has led to the offer);

12.3.3 the consideration offered for each Preference Share shall be an amount equal to the amount per share which would be payable to each holder if his Preference Shares were redeemed on the date of the proposed purchase (unless the Preference Share is redeemed in accordance with Article 4.5); and

12.3.4 the proposed transferee shall procure that the arrangements for completion of the transfer of the Tag-Along Shares are substantially the same as the arrangements for completion of the proposed transfer of "A" Ordinary Shares which has led to the offer.

12.4 The proposed transferee's acquisition of "A" Ordinary Shares as referred to in Article 12.1 and his offer pursuant to Article 12.2.2 may together be conditional on the offer resulting in members of the purchasing group holding or increasing their shareholding to a specified proportion of the Ordinary Shares in issue provided that no such transfer (whether referred to in Article 12.1 or under any offer pursuant to Article 12.2.2) may be completed unless such condition is satisfied.

12.5 Any dispute on the appropriate consideration for any Share shall be decided by the Board acting in good faith.

12.6 Notwithstanding Articles 12.1 to 12.5, if a holder of "A" Ordinary Shares or "B" Ordinary Shares seeks to transfer "A" Ordinary Shares or "B" Ordinary Shares pursuant to Article 10.2.1 (but not, for the avoidance of doubt, Article 10.2.4), such transfer may not be made or registered unless the proposed transferee has made an offer (the "**Proportionate Offer**") to each other holder of "A" Ordinary Shares or "B" Ordinary Shares (as the case may be) to buy as near as possible (avoiding the need to buy fractions of shares) to X% of the "A" Ordinary Shares or "B" Ordinary Shares held by each such shareholder (as appropriate) (the "**Proportionate Tag-Along Shares**") where:

$$X = \frac{\text{the number of "A" Ordinary Shares or "B" Ordinary Shares proposed to be transferred}}{\text{the total number of "A" Ordinary Shares or "B" Ordinary Shares (as appropriate) held by the proposed transferor (prior to the proposed transfer)}} \times 100$$

and the Proportionate Offer has closed and each accepted Proportionate Offer has been completed, unless failure to complete is the fault of the offeree, and where the terms of the Proportionate Offer shall be as follows:

12.6.1 the offer shall be open for acceptance for 21 days or more;

12.6.2 the consideration for each "A" Ordinary Shares and "B" Ordinary Share (as appropriate) shall be the higher of:

(i) the highest consideration offered for each "A" Ordinary Shares or "B" Ordinary Share whose proposed transfer has led to the offer; and

(ii) the highest consideration paid by the proposed transferee for an "A" Ordinary Shares or "B" Ordinary Shares in the twelve months up to the offer,

(and the other terms of the Proportionate Offer shall be no less favourable than those offered in respect of the proposed transfer which has led to the Proportionate Offer).

12.6.3 Article 10.1 shall apply, with the consideration payable for each other Ordinary Share and for any Convertible Preferred Share being the same as for the "A" or "B" Ordinary Shares which are the subject of the Proportionate Offer and the consideration payable for each Preference Share being that set out in Article 12.3.3; and

12.6.4 the proposed transferee shall procure that the arrangements for completion of the transfer of the Proportionate Tag-Along Shares are substantially the same as the arrangements for completion of the proposed transfer of Ordinary Shares which has led to the Proportionate Offer.

13. BRING-ALONG RIGHTS

13.1 If transfers under Article 10.2.1 (but not, for the avoidance of doubt, 10.2.4) and/or 12 (*Tag-Along Rights*) result in a person and any other person:

(i) who in relation to him is a connected person, as defined in section 839 of the Income and Corporation Taxes Act 1988; or

(ii) with whom he is acting in concert, as defined in The City Code on Takeovers and Mergers

(each being "**a member of the purchasing group**") acquiring from Carlyle or MoD either (a) more than 50% (in nominal value) of the "A" Ordinary Shares originally held by MoD or (b) more than 50% (in nominal value) of the "A" Ordinary Shares originally held by Carlyle, as the case may be at completion of the subscription and shareholders agreement dated 3 December 2002 between (1) the Company, (2) CEP Investment Administration Limited, (3) Carlyle Co-Invest GP Limited, (4) CQLP, (5) Carlyle Co-Invest, (6) the Managers (as defined therein) and (7) QinetiQ Employee Share Plans Limited and the acquisition agreement referred to therein (the actual percentage acquired being "X"%), the members of the purchasing group may (unless the holders of 75% of the "A" and "B" Ordinary Shares in issue (taken together) agree otherwise), by serving a "**Compulsory Purchase Notice**" on each other shareholder ("**Minority Shareholder**"), require all (but not some only) of the Minority Shareholders to sell as near as possible to

(avoiding the need to sell fractions of shares) X% of each Minority Shareholder's total holding of each class of Shares (other than Deferred Shares and the Special Share) to one or more persons identified by the members of the purchasing group at the consideration specified in Article 12.6.2 and Article 12.6.3.

The Shares subject to the Compulsory Purchase Notices shall be sold and purchased in accordance with the provisions of Articles 11.6 to 11.8 mutatis mutandis:

(i) the "completion date" being the date which is 14 days after the service of the Compulsory Purchase Notices;

(ii) "Sale Shares" being the Minority Shareholder's Shares covered by the Compulsory Purchase Notice;

(iii) "Compulsory Sellers" being the Minority Shareholders; and

(iv) "Offerees" being the persons identified as purchasers in the Compulsory Purchase Notice.

While Article 13 applies to a Minority Shareholder's Shares, those Shares may not be transferred otherwise than under Article 13.

14. SPECIAL SHARE

14.1 Special Shareholder

The Special Share may only be issued to, held by and transferred to the Crown (or as it directs). The directors must register any transfer of the Special Share within 7 days.

14.2 Variation of Special Share rights

Amendment of the effect of, or removal of the following provisions of, these Articles will be deemed to be a variation of the rights attaching to the Special Share and requires the written consent of the Special Shareholder:

14.2.1 in Article 1.1, the definitions of "Compliance Audit Director", "Compliance Committee", "Compliance Guidelines", "Compliance Implementation Director", "Compliance Principles", "Compliance System", "Crown", "Defence Manufacturing", "essential component", "QinetiQ Consolidated Group", "QinetiQ Controlled Group", "Special Shareholder", "MoD Director", "Special Share" and "Strategic Assets";

14.2.2 Article 14 (*Special Share*), Article 15 (*Compliance Committee*) and Articles 16.1 to 16.8, inclusive; and

14.2.3 any other reference in these Articles to the Special Share, the Special Shareholder or the MoD Director.

14.3 Defence manufacturing

Notwithstanding any other provision of these Articles, neither the Company nor any other member of the QinetiQ Controlled Group may engage in Defence Manufacturing,

except as, and in compliance with the arrangements, agreed with the Special Shareholder from time to time.

14.4 **Rights of Special Shareholder**

The Special Shareholder has the following rights:

14.4.1 to require the Company to implement and maintain (as from the date of adoption of these Articles) the Compliance System, so as to make at all times effective its and each member of the QinetiQ Controlled Group's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;

14.4.2 to refer matters to the Board or the Compliance Committee for its consideration in relation to the application of the Compliance Principles;

14.4.3 to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:

(a) may result in circumstances which constitute unacceptable ownership, influence or control over the Company or any other member of the QinetiQ Consolidated Group contrary to the defence or security interests of the United Kingdom; or

(b) would not or does not ensure the effective application of the Compliance Principles or would be or is otherwise contrary to the defence or security interests of the United Kingdom;

14.4.4 to require the Board to take any action (including but not limited to amending the Compliance Principles or the Compliance Guidelines), or rectify any omission in the application of the Compliance Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interests of the United Kingdom;

14.4.5 to exercise the powers contained in Article 15 (*Compliance Committee*); and

14.4.6 to demand a poll at any of the Company's meetings (even though it may have no voting rights except those given to it under this Article 14).

14.5 **Compliance Committee**

14.5.1 The Special Shareholder is entitled to remove the chairmanship of the Compliance Committee from the director acting as such by notice in writing if it considers that:

(a) it is necessary to do so to ensure the effective application of the Compliance Principles; or

(b) that the continued tenure of the chairmanship by such individual is or may be contrary to the defence or security interests of the United Kingdom.

14.5.2 The Board must then appoint another person (as a director if not already one) and, with the prior approval of the Special Shareholder, as chairman of the Compliance Committee.

14.5.3 The removal of the chairman of the Compliance Committee as such will take effect on the date the notice is delivered to the Company's registered office or produced at a meeting of the Board.

14.6 **Redemption of Special Share**

14.6.1 The Special Shareholder may, subject to the provisions of the Act, require the Company to redeem the Special Share at par (such sum being payable on redemption) at any time by serving written notice on the Company and delivering the relevant share certificate to the Company.

14.6.2 Save as described in Article 14.6.1, the Special Share is not redeemable in any other way.

14.7 **Further rights of Special Shareholder**

The written consent of the Special Shareholder is also required before the following events can take place:

14.7.1 (subject to Article 14.8 and, in particular, to Article 14.8.8) the disposal or destruction of, or voluntary closure of or cessation of any operations conducted by means of, all or any part of, a Strategic Asset by the Company or any other member of the QinetiQ Controlled Group; and

14.7.2 the entering into of any agreement by, or the permitting of, any member of the QinetiQ Controlled Group to undertake any of the matters referred to in Article 14.7.1 above.

14.8 **Disposal of Strategic Assets**

14.8.1 **Definitions**

In this Article 14.8:

"**Completion**" means the date of completion of the sale and purchase of the Selected Strategic Assets pursuant to the exercise of the Options (as described in Article 14.8.2) or either of them or (as applicable) of the exercise of the Pre-Emption Right (as described in Article 14.8.3);

"**Consideration**" means the value of the Selected Strategic Assets as determined in accordance with agreements in writing between the Company and the Special Shareholder from time to time;

"**Relevant Date**" means any date that:

(i) the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) goes into liquidation (whether compulsory

or voluntary) or the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) has an administrator appointed or a receiver or manager, or administrative receiver is appointed over the whole or any part of the assets or undertaking of the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate), or a petition is presented or a shareholders' resolution passed for the liquidation or administration of the Company and/or QinetiQ and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate), or any steps are taken by the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) with a view to proposing or agreeing (under any enactment or otherwise) any kind of composition, scheme, compromise or arrangement involving the Company and/or QinetiQ Limited and/or any other member of the QinetiQ Controlled Group with a subsisting interest in the relevant Strategic Asset (as appropriate) and its creditors generally (including, for the avoidance of doubt, a proposal for a company voluntary arrangement under the Insolvency Act 1986 or scheme of arrangement under the Companies Act) and in this paragraph (i) references to the Company and/or QinetiQ Limited are in each case to them whether or not having a subsisting interest in the relevant Strategic Asset; or

(ii) the Special Shareholder determines that circumstances have arisen which it considers constitute unacceptable ownership, influence or control over the Company or any other member of the QinetiQ Consolidated Group contrary to the defence or security interests of the United Kingdom; or

(iii) the Special Shareholder receives notice pursuant to agreements in writing between the Company and the Special Shareholder from time to time or otherwise determines that a company which was a member of the QinetiQ Controlled Group and which has a subsisting interest in a Strategic Asset has ceased to be a member of the QinetiQ Controlled Group without the prior written consent of the Special Shareholder; and

"**Selected Strategic Assets**" means such of the Strategic Assets as the Special Shareholder has notified the Company, in its written notification to the Company (pursuant to Article 14.8.2 or 14.8.3, as being those Strategic Assets which the Special Shareholder wishes to acquire pursuant to its exercise of the Options (as described in Article 14.8.2 or either of them or (as appropriate) of the exercise of the Pre-Emption (as described in Article 14.8.3).

14.8.2 **Option**

Without prejudice to the Special Shareholder's rights under Articles 14.7.1 and 14.7.2, the Special Shareholder has an option to purchase any Strategic Asset

comprising land (including the buildings and other structures situated thereon) and also an option to purchase any Strategic Asset not comprising land (each an "**Option**" and together the "**Options**"). The Options are, subject to the provisions of Article 14.8.14, exercisable by written notice served by the Special Shareholder on the Company at any time within 90 days from a Relevant Date.

14.8.3 **Pre-Emption Right**

Without prejudice to the Special Shareholder's rights under Articles 14.7.1 and 14.7.2, the Special Shareholder has the right to purchase any Strategic Assets which the Company wants to sell or otherwise dispose of at any time (the "**Pre-Emption Right**").

14.8.4 **Proposed Disposals**

If and on each occasion that the Company does want to sell or otherwise dispose of any Strategic Asset, the Company must give the Special Shareholder written notice that it does. The notice must specify the Strategic Assets proposed to be sold or disposed of (together with the prices (if any) which have been offered to the Company for such Strategic Assets) and the nature of the proposed disposal (the "**Proposed Disposal**") and offer to sell the same to the Special Shareholder for the Consideration and with limited title guarantee free of all liens, charges and encumbrances and on the further terms set out in this Article 14.8 (as if the same had been set out in such notice) (an "**Offer Notice**").

14.8.5 **Revision Notice**

The Company may at any time after it has given an Offer Notice but before the Pre-Emption Right has ceased to be exercisable as hereinafter provided give the Special Shareholder a further notice specifying any changes to the Proposed Disposal or to the Disposal Terms (as defined in Article 14.8.6) as particularised in the Offer Notice or (as the case may be) in the Disposal Terms since giving of the Offer Notice or particulars of the Disposal Terms (a "**Revision Notice**").

14.8.6 **Information Request**

Following receipt of an Offer Notice or a Revision Notice if the Special Shareholder shall by written notice to the Company so require (an "**Information Request**") the Company shall within 21 days of receipt of an Information Request provide to the Special Shareholder in writing such information and documents with regard to the relevant Proposed Disposal as may be specified in the Information Request ("**Disposal Terms**").

14.8.7 **Exercise of Pre-Emption Right**

The Pre-Emption Right is exercisable by written notice of acceptance in respect of any of the specified Strategic Assets, served by the Special Shareholder on the Company at any time before the "**Last Exercise Date**", being the latest of:

(a) ninety days after the receipt of the Offer Notice by the Special Shareholder;

(b) (if the Special Shareholder has made an Information Request within thirty days of receipt of the Offer Notice or a Revision Notice by the Special Shareholder) thirty five days after the receipt by the Special Shareholder of the Disposal Terms; and

(c) if a Revision Notice has been given thirty five days after receipt of the Revision Notice by the Special Shareholder,

and the Company will be bound to sell and the Special Shareholder will be bound to purchase the Selected Strategic Assets on the terms of the Offer Notice as varied or supplemented by any Revision Notice.

14.8.8 **Non-exercise of Pre-Emption Right**

If and to the extent that the Pre-Emption Right is not exercised before the Last Exercise Date or if the Special Shareholder shall give the Company written notice that the Special Shareholder does not wish to exercise the Pre-Emption Right on that occasion, the Company will be free to sell or otherwise dispose of the Strategic Assets specified in the Offer Notice (as varied or supplemented by any Revision Notice) by way of the Proposed Disposal and in accordance with the Offer Notice (as varied or supplemented by any Revision Notice) and any Disposal Terms (and not further or otherwise).

14.8.9 **Lapse of time**

If the relevant sale or disposal by the Company is not completed within the period of 180 days commencing on the receipt of the relevant Offer Notice by the Special Shareholder, the provisions of this Article 14.8 will thereafter have effect in relation to the relevant Strategic Assets as if no Offer Notice had been served in respect thereof.

14.8.10 **Effect of notice**

Upon service of a written notice exercising the Options or either of them, the Company will be bound to sell with limited title guarantee free of all liens, charges and encumbrances the Selected Strategic Assets to the Special Shareholder and the Special Shareholder will be bound to purchase the same for the Consideration.

14.8.11 **Completion of sale**

Completion of the sale and purchase of the Selected Strategic Assets will take place at such time and place as the Special Shareholder may specify on (i) the date ninety days following exercise of the Options or either of them or (as applicable) the Pre-Emption Right, or if not a Business Day on the first such day thereafter or at the option of the Special Shareholder (ii) such earlier date as the Special Shareholder may specify. Upon Completion, the Company must

deliver or procure the delivery to the Special Shareholder (or its nominee) of the Selected Strategic Assets in a form and substance satisfactory to the Special Shareholder and otherwise in such manner as the Special Shareholder may direct, and:

(a) if the amount of the Consideration has been determined on or before Completion the Special Shareholder must pay to the Company the Consideration in same day funds to such bank account as the Company may specify; or

(b) if the amount of the Consideration has not been determined on or before Completion, the Company must, in any event, deliver or transfer (as the case may be) the Selected Strategic Assets and the Special Shareholder must, within 20 Business Days after the amount of the Consideration has been determined, pay the Consideration to the Company in accordance with Article 14.8.11(a) above; or

(c) if the Special Shareholder fails to make due and punctual payment of the Consideration or any amount payable by it in respect of Value Added Tax in accordance with 14.8.11 (a) or (b) above (whichever shall apply) the Special Shareholder shall pay interest thereon (or on the unpaid part) from the date 30 Business Days after the due date for payment until payment at a rate equal to two per cent above the published base rate from time to time of such London Clearing Bank as the Special Shareholder may nominate for this purpose, such interest to run from day to day.

14.8.12 **VAT**

The Consideration payable by the Special Shareholder is exclusive of Value Added Tax. Where and to the extent properly chargeable, Value Added Tax will be added to the Consideration and shall be payable by the Special Shareholder. Value Added Tax shall be dealt with in accordance with agreements in writing between the Company and the Special Shareholder.

14.8.13 **Further assistance**

The Company must, at the request and expense of the Special Shareholder, execute such documents and do such acts and things as the Special Shareholder may reasonably request for the purpose of vesting the Selected Strategic Assets in the Special Shareholder (or its nominee) and for giving the Special Shareholder the full benefit of this Article 14.8.

14.8.14 **Term of Option**

The Option to purchase any Strategic Asset comprising land is exercisable (in accordance with its terms) at any time during such period as is permitted by law for the time being. The Option to purchase any Strategic Asset not comprising land is exercisable (in accordance with its terms) during the period ending on the expiration of twenty-one years from the death of the survivor of the descendants now living of Her Majesty Queen Elizabeth II.

14.8.15 **Maintenance of Strategic Assets**

The Company must maintain, repair, rebuild, renew and/or replace (as may from time to time be necessary) any Strategic Assets to the standard from time to time specified by, and to the satisfaction of, the Special Shareholder in accordance with agreements in writing from time to time between the Company and the Special Shareholder.

14.9 **Breach**

The rights of any third parties who contract with the Company will not be affected by any breach of Articles 14.3 or 14.4.1.

14.10 **Variation**

If an attempt is made to change any of the provisions set out in Article 14.2, to engage in any activity in breach of Article 14.3 or Article 14.4 or to approve any of the events listed in Article 14.7:

14.10.1 at a general meeting, on an ordinary resolution the Special Shareholder will have no less than one vote more than the total number of all other votes cast and, on a special resolution, it will have no less than one vote more than 25 per cent. of the total votes cast; or

14.10.2 by written resolution, the signature of the Special Shareholder to the resolution is needed.

14.11 **QinetiQ Controlled Group**

The Company will procure that any entity or arrangement which becomes a member of the QinetiQ Controlled Group after the date of adoption of these Articles of Association is established on terms which give the directors the right to require that the entity or arrangement conducts itself in accordance with this Article 14 and Article 15 (*Compliance Committee*).

14.12 **Variation**

Failure to comply with any of the rights contained in this Article 14 will be deemed to be a variation of the Special Shareholder's rights.

14.13 **Rights personal to Special Shareholder**

Only the Special Shareholder has rights under this Article 14 and Article 15 (*Compliance Committee*) and these rights are in addition to any rights contained elsewhere in these Articles.

15. **COMPLIANCE COMMITTEE**

15.1 The Compliance Committee will be chaired by a non-executive director nominated by the Board and approved by the Special Shareholder. It will be comprised of its chairman and at least one other non-executive director nominated by its chairman.

15.2 The Board will nominate a senior executive, to be known as the "**Compliance Implementation Director**", to be responsible for the effective application of the Compliance System within the QinetiQ Controlled Group and another senior executive, to be known as the "**Compliance Audit Director**", to be responsible for auditing the effective application of the Compliance System within the QinetiQ Controlled Group and to report on such audits to the Compliance Committee. The Compliance Committee can ask either or both of these senior executives, or any personnel of any member of QinetiQ Controlled Group, to attend any part of a meeting of the Compliance Committee.

15.3 The Compliance Committee will meet quarterly during each financial year and additionally as required.

15.4 The Compliance Committee will report on the effectiveness of the Compliance System in ensuring the application of the Compliance Principles in the Company's annual report and accounts.

15.5 For the avoidance of doubt, if at any time, a member of the QinetiQ Consolidated Group has established and continues to have an operating compliance committee with the same functions as those proscribed by this Article 15 that compliance committee shall be deemed to be the Compliance Committee for the purposes of these Articles.

16. **GENERAL PROVISIONS**

16.1 Shareholders' meetings and resolutions

16.1.1 Regulation 37 of Table A is modified by the deletion of the words "eight weeks" and the substitution for them of the words "28 days" and by the insertion of the words "or the Carlyle Director or the MoD Director each acting alone" after the second word of that regulation.

16.1.2 The consent of the Special Shareholder must be obtained for the holding of a general meeting of the Company on short notice in accordance with Regulation 38(a) or 38(b) of Table A. In the event that the Special Shareholder is accidentally or deliberately not given notice of a meeting this will (unless the Special Shareholder agrees otherwise) invalidate any proceedings conducted at that meeting.

16.1.3 A corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of members of the Company. The person so authorised is entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member.

16.1.4 A resolution put to the vote at a meeting shall be decided on a show of hands unless, before, or on the declaration of the result itself, a poll is duly demanded. A poll may be demanded by the chairman or by any member present in person or by proxy and entitled to vote and regulation 46 of Table A is modified accordingly.

16.1.5 Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

16.1.6 Regulation 53 of Table A is modified by the addition at the end of the following sentence: "If a resolution in writing is described as a special resolution or as an extraordinary resolution it shall have effect accordingly."

16.1.7 Regulation 57 of Table A is modified by the inclusion after the word "shall" of the phrase "unless the directors otherwise determine".

16.1.8 Regulation 59 of Table A is modified by the addition at the end of the following sentence: "Deposit of an instrument of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it."

16.1.9 Regulation 62 of Table A is modified by the deletion in paragraph (a) of the words "deposited at" and by the substitution for them of the words "left at or sent by post or by facsimile transmission to", by the substitution in paragraph (a) of the words "one hour" in place of "48 hours" and by the substitution in paragraph (b) of the words "one hour" in place of "24 hours".

16.2 Number of directors

Unless otherwise agreed by MoD and Carlyle, the number of directors is not subject to any maximum or minimum.

16.3 Alternate directors

16.3.1 Any director is entitled, subject to the approval of the Board, to appoint any person to attend, speak and vote on behalf of that director at any one or more meetings of the Board, provided that no person may act as an alternate pursuant to this article 16.3 unless that person (i) has been granted appropriate MoD security clearance as determined by MoD prior to such appointment and such clearance has not been withdrawn and (ii) has no relevant conflict of interest as determined by MoD. Regulation 65 of Table A is modified accordingly.

16.3.2 An alternate director who is absent from the United Kingdom is entitled to receive notice of all meetings of directors and meetings of committees of directors and regulation 66 of Table A is modified accordingly.

16.3.3 Regulation 68 of Table A is modified by the addition at the end of the following sentence: "Any such notice may be left at or sent by post or facsimile transmission to the office or such other place as may be designated for the purpose by the directors."

16.4 Appointment, retirement and removal of directors

16.4.1 The directors are not subject to retirement by rotation and any reference in any regulation of Table A to retirement by rotation is to be disregarded.

16.4.2 A person appointed by the directors to fill a vacancy or as an additional director need not retire from office at the annual general meeting next following his appointment and the last two sentences of regulation 79 of Table A are deleted.

16.4.3 Save as otherwise agreed between MoD and Carlyle from time to time, the holders of a majority of the shares giving the right to vote at general meetings may at any time and from time to time by serving notice on the Company remove any director from office and appoint any person to be a director. A removal or appointment takes effect when the notice is received by the Company or on a later date specified in the notice.

16.5 Disqualification and removal of directors

The office of a director shall be vacated:

16.5.1 if he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director;

16.5.2 if he becomes bankrupt or makes any arrangement or composition with his creditors generally;

16.5.3 if he becomes, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director;

16.5.4 if he resigns his office by notice in writing to the Company;

16.5.5 if he has for more than six consecutive months been absent without permission of the directors from meetings of directors held during that period and his alternate director (if any) has not during such period attended any such meetings instead of him, and the directors resolve that his office be vacated;

16.5.6 in such other circumstances as MoD and Carlyle agree from time to time; or

16.5.7 if the provisions of Article 16.4.3 apply.

16.6 Proceedings of directors

16.6.1 Regulation 88 of Table A is modified by the exclusion of the third sentence and the substitution for it of the following sentence: "Every director shall receive notice of a meeting, whether or not he is absent from the United Kingdom. A director may waive the requirement that notice be given to him of a Board meeting, either prospectively or retrospectively."

16.6.2 A director may, and the secretary of the Company at the request of a director shall, call a meeting of the directors.

16.6.3 A director or his alternate may validly participate in a meeting of the directors or a committee of directors through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person participating in this way is deemed to be present in person at the meeting

and is counted in a quorum and entitled to vote. Subject to the Act, all business transacted in this way by the directors or a committee of the directors is for the purposes of the Articles deemed to be validly and effectively transacted at a meeting of the directors or of a committee of the directors although fewer than two directors or alternate directors are physically present at the same place. The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

16.6.4 Unless otherwise agreed by the MoD and the Carlyle Director, the parties shall procure that Board meetings shall be convened and held at a location in the United Kingdom mutually convenient to the MoD and to the Carlyle Director at least twelve times in each financial year of the Company.

16.6.5 Each Board meeting shall, whenever practicable, be convened by a notice sent to all directors (or their alternates) entitled to receive notice of such meetings not later than five business days before the meeting (and no such Board meeting shall be held unless not less than three days notice of such meeting has been given in accordance with this Article 16.6.5). Every such notice shall be accompanied by a written agenda specifying (in reasonable detail) the matters to be raised at the meeting together with copies of all papers to be put before the meeting. Unless otherwise agreed by the Carlyle Director and the MoD in writing in a particular case, no resolution relating to any business may be proposed or passed at any Board meeting unless the nature of the business is specified in the agenda for such meeting. Breach of this Article 16.6.5 shall not effect the validity of any meeting of the directors which has otherwise been validly convened.

16.6.6 The quorum for meetings of the Board of directors shall be two directors (one of which must be the Carlyle Director or his duly appointed alternate). No business shall be transacted at the meeting of the directors unless a quorum is present. If a quorum is not present at the time when any business is to be considered any director may require that the meeting be reconvened. At least five business days notice of the reconvened meeting must be given of any such reconvened meeting unless all the directors agree otherwise.

16.6.7 If and for so long as there is a sole director, he may exercise all the powers conferred on the directors by the Articles by resolution in writing signed by him, and regulations 88, 89, 91 and 93 of Table A and Article 16.6.2 shall not apply.

16.6.8 Without prejudice to the obligation of any director to disclose his interest in accordance with section 317 of the Act, save as MoD and Carlyle may otherwise agree, a director may vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty. The director shall be counted in the quorum present when any such resolution is under consideration and if he votes his vote shall be counted.

16.6.9 Resolutions of the directors shall be decided by majority of the votes cast and each director shall have one vote.

16.6.10 A resolution in writing signed by all the directors shall be valid and effective for all purposes as a resolution passed by the directors at a meeting duly convened, held and constituted.

16.7 The Carlyle Director and the MoD Director (and any observers to be appointed by Carlyle and/or MoD) shall be appointed as agreed between Carlyle and MoD.

16.8 Borrowing powers of directors

Save as agreed between MoD and Carlyle from time to time, the directors may exercise all the powers of the Company to borrow and raise money and to mortgage and charge all or any part of the undertaking, property and uncalled capital of the Company and, subject to the provisions of the Act, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

16.9 Dividends

The directors may deduct from any dividend or other moneys payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share. The Special Shareholder shall not be entitled to a dividend in respect of the Special Share.

16.10 Capitalisation of profits

The directors may, with the authority of an ordinary resolution of the Company, resolve that any shares allotted under regulation 110 of Table A to any member in respect of a holding by him of any partly paid shares rank for dividends, so long as those shares remain partly paid, only to the extent that those partly paid shares rank for dividend and regulation 110 of Table A is modified accordingly.

16.11 Notices

16.11.1 *Notices by the Company*

(a) General

Any notice required by these Articles to be given by the Company to the members or any of them may be delivered or sent by any visible form on paper, including a notice sent by post or courier, or by telex, facsimile or e-mail addressed to him either:

(i) at his registered address as appearing in the register of members; or

(ii) at an e-mail address or telex or facsimile number which is notified by the member to the Company or which the Company or the Board has previously used to contact such Person, PROVIDED THAT such person has not given notice to the secretary (or, if there is none

at that time, the Chairman) specifically requesting that no-e-mail address or telex or facsimile number be used for the purposes of this Article.

(b) Addresses outside the United Kingdom

A member is entitled to receive notices from the Company notwithstanding that his registered address as appearing in the register of members is outside the United Kingdom (in such case notice shall be given by post, courier, telex, facsimile or e-mail).

(c) Joint Shareholders

In the case of joint shareholders of a Share, notices shall be given to that one of the joint holders whose name stands first in the register of members and notice given to him shall be sufficient notice to all the joint holders.

16.11.2 Regulation 112 of Table A is modified by the deletion of the last sentence and the substitution for it of the following: "A member whose registered address is not within the United Kingdom shall be entitled to have notices given to him at that address."

16.11.3 *Manner of service of notice to the Company*

Any notice to be served by a member of the Company upon the Company may be served by any of the methods referred to in Article 16.11.1 and if delivered personally or sent by post shall be addressed to the registered office of the Company of if sent by telex, facsimile or e-mail shall be sent to such other number or address as appears in the Company's letter heading or which is notified by the Company to the members for that purpose.

16.11.4 *Time of service*

Any notice or document shall be deemed to have been served:

(a) if personally delivered, at the time of delivery; or

(b) if sent by pre-paid first class post to an address in the United Kingdom, two business days after posting, or if despatched by airmail to an address outside the United Kingdom six business days after posting; or

(c) if sent by facsimile process, when confirmation of its transmission has been recorded by the sender's facsimile machine, provided that if this is after 5.00 p.m. on any business day it shall be deemed to have been served at 10.00 a.m. on the immediately following business day; or

(d) if given by e-mail under any provision of these Articles, when the e-mail notice leaves the e-mail gateway server of the sender, the onus being on the sender to demonstrate that such e-mail has left its server.

16.11.5 *Proving service*

In proving service of a notice or document, it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and sent by post or courier or that the telex, facsimile or e-mail message was properly addressed and despatched, as the case may be.

16.11.6 *Service on dead or bankrupt members*

(a) General

Any notice or document delivered or sent in accordance with these Articles shall, notwithstanding that the member is then dead or bankrupt and whether or not the Company has notice of his death or bankruptcy be deemed to have been duly served in respect of any share registered in his name as sole or joint holder, unless at the time of the service of the notice or document his name has been removed from the register as the holder of the share.

(b) Effect of service

Service of a notice in the manner referred to in Article 16.11.1 shall for all purposes be deemed a sufficient service of the notice or document on all persons interested in the share (whether jointly with or as claiming through or under him).

16.11.7 *Successors in title bound*

Every person who by operation of law, transfer or other means becomes entitled to any share shall be bound by every notice in respect of the share which, prior to his name and address being entered in the register of members, has been duly given to the person from whom he derives his title other than a notice given under Section 212 of the Act.

16.11.8 Regulation 116 of Table A is modified by the deletion of the words "within the United Kingdom".

16.11.9 Where the Articles require notice to be given by the holders of a stated percentage of shares, notice may consist of several documents in similar form each signed by or on behalf of one or more shareholders.

16.12 Indemnity

16.12.1 Subject to the provisions of the Act, but without prejudice to an indemnity to which he may otherwise be entitled, every director, alternate director or secretary of the Company shall be and be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or in

connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

16.12.2 The directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is a director, alternate director, secretary or auditor, or former director, alternate director, secretary or auditor, of the Company or of a company which is a subsidiary of the Company or in which the Company has an interest (whether director or indirect), or who is or was trustee of a retirements benefit scheme or another trust in which a director, alternate director or secretary or former director, alternate director or secretary is or has been interested, indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against by the Company.

17. RELATIONSHIP TO FINANCING DOCUMENTS

17.1 Each of these Articles is subject to the terms of the intercreditor arrangements imposed on the Company and MoD pursuant to the Facilities Agreement and the MoD Direct Agreement (the "**Intercreditor Arrangements**"), which terms shall prevail to the extent that they conflict with these Articles and nothing in these Articles shall restrict the exercise of any power under the Intercreditor Arrangements.

17.2 Notwithstanding any other provision of these Articles, no payment shall be made by the Company in respect of any shares or share capital (whether by way of dividend, distribution, purchase or redemption, or by way of reduction or return of share capital) if such payment is prohibited or restricted by the terms of Facilities Agreement provided that any such payment may be made once the relevant prohibition or restriction in the Facilities Agreement ceases to apply.

QINETIQ GROUP LIMITED (THE "COMPANY")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO SECTION 381A OF THE COMPANIES ACT 1985

We, the undersigned, being all the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT**:-

1. (i) the Company be re-registered as a public company;

   (ii) the name of the Company be changed to "QinetiQ Group public limited company";

   (iii) the Memorandum of Association of the Company be amended:

   (a) by amending paragraph 1 to provide that the name of the Company is "QinetiQ Group public limited company"; and

   (b) by inserting a new paragraph 2 as follows:

   "The Company is a public limited company"

   and renumbering the subsequent paragraphs; and

   (iv) the Regulations contained in the printed document appended hereto and initialled by the Chairman for the purpose of identification be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.



Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date 11/01/2006



Signed ....
For and on behalf of New Co-Invest Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date 11/01/2006

Signed ....
Robert Helman as holder of A and B ordinary shares of 1p each in the Company

Date ....

Signed ....
Trevor Woolley as holder of A and B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date ....


L8A6BZB
LD1
126
COMPANIES HOUSE
11/01/2006

QINETIQ GROUP LIMITED (THE "COMPANY")

WRITTEN RESOLUTION OF THE MEMBERS OF THE COMPANY IN LIEU OF A GENERAL MEETING PASSED PURSUANT TO SECTION 381A OF THE COMPANIES ACT 1985

We, the undersigned, being all the Members of the Company entitled to attend and vote at a general meeting of the Company hereby **RESOLVE THAT**:-

1. (i) the Company be re-registered as a public company;

   (ii) the name of the Company be changed to "QinetiQ Group public limited company";

   (iii) the Memorandum of Association of the Company be amended:

   (a) by amending paragraph 1 to provide that the name of the Company is "QinetiQ Group public limited company"; and

   (b) by inserting a new paragraph 2 as follows:

   "The Company is a public limited company"

   and renumbering the subsequent paragraphs; and

   (iv) the Regulations contained in the printed document appended hereto and initialled by the Chairman for the purpose of identification be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

Signed ....
For and on behalf of CEP Investment Administration Limited as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed ....
For and on behalf of New Co-Invest Partnership as holder of A and B Ordinary Shares of 1p each in the Company

Date ....

Signed [signature]
Robert Helman as holder of A and B ordinary shares of 1p each in the Company

Date 11/01/2006

Trevor Woolley as Attorney for Robert Helman

Signed [signature]
Trevor Woolley as holder ~~of A and~~ B ordinary shares of 1p each in the Company and the holder of the special share of £1 in the Company

Date 11/01/2006

10\2632550_1

Statement of the independent auditors to QinetiQ Group Limited pursuant to section 43(3)(b) of the Companies Act 1985

We have examined the balance sheet of QinetiQ Group Limited as at 3 January 2006 which was prepared for the purpose of the proposed re-registration of QinetiQ Group Limited as a public company and audited by us.

This statement is made solely to the company in accordance with section 43(3)(b) of the Companies Act 1985. Our work has been undertaken so that we as the company's auditors might state to the company those matters we are required to state to it in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our work under section 43(3)(b) of that Act, for this statement, or for the opinions we have formed.

Basis of opinion

The scope of our work for the purpose of this statement was limited to an examination of the relationship between the company's net assets and its called-up share capital and undistributable reserves as stated in the audited balance sheet in connection with the company's proposed re-registration as a public company.

Opinion

In our opinion the balance sheet at 3 January 2006 shows that the amount of the company's net assets (within the meaning given to that expression by section 264(2) of the Companies Act 1985) was not less than the aggregate of its called-up share capital and undistributable reserves.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
One Canada Square
London
E14 5AG
8 January 2006


L8A62BZD
LD1
124
COMPANIES HOUSE
11/01/2006

Report of the independent auditors to QinetiQ Group Limited for the purpose of section 43(3)(c) of the Companies Act 1985

We have audited the balance sheet and related notes set out on pages 2 to 8.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of the balance sheet. It is our responsibility to form an independent opinion, based on our audit and to report our opinion to you.

This report is made solely to the company in accordance with section 43(3)(c) of the Companies Act 1985. Our work has been undertaken so that we as the company's auditors might state to the company those matters we are required to state to it in a report under section 43(3)(c) of that Act and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our work under section 43(3)(c) of that Act, for this report, or for the opinions we have formed.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures. It also includes an assessment of the significant estimates and judgements made by the directors, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the balance sheet is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the balance sheet.

Opinion

In our opinion the balance sheet gives a true and fair view of the state of the company's affairs at 3 January 2006 and has been properly prepared in accordance with the provisions of the Companies Act 1985, which would have applied had the balance sheet been prepared for a financial year of the company.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
One Canada Square
London
E14 5AG
Date: 8 January 2006



QinetiQ Group Limited

(Registered Number: 4586941)

Balance Sheet at
3 January 2006

Contents

QinetiQ Group Limited

RECEIVED
2006 MAR -6 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Balance Sheet as at 3 January 2006

	Notes	3 January 2006 £'000
Fixed assets		
Investments	2	92,317
Current assets		
Debtors	3	41,724
Cash at bank		48,000
		89,724
Creditors: amounts falling due within one year	4	**(10,592)**
Net current assets		**79,132**
Total assets less current liabilities		**171,449**
Creditors: amounts falling due after one year		
Amounts due to subsidiary undertakings		(28,216)
Net assets		**143,233**
Capital and reserves		
Called up share capital	5	39,071
Share premium account	6	11,376
Capital redemption reserve		1,946
Profit and loss account		90,840
Shareholders' funds		**143,233**

The balance sheet and associated notes on pages 2 to 8 were approved by the Board on 8 January 2006 and signed on its behalf by:

Douglas Webb
Director


L8A63BZE
LD1
123
COMPANIES HOUSE
11/01/2006

QinetiQ Group Limited

Notes to the Balance Sheet

1. Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's balance sheet and associated notes.

Basis of preparation
The balance sheet and associated notes have been prepared under the historical cost convention, on a going concern basis, and in accordance with applicable UK accounting standards.

Investments
Fixed asset investments are stated at the lower of cost and net realisable value.

2. Fixed asset investment

	Investments in subsidiary undertakings £'000
At 3 January 2006	92,317

Name:	Country of incorporation	Proportion of voting rights held	Nature of business
Subsidiary:			
QinetiQ Holdings Limited	England and Wales	100%	Holding company

3. Debtors

	£'000
MOD pension indemnity	39,753
Amounts due from subsidiary undertakings	1,797
Other debtors	174
	41,724

The MOD pension indemnity of £39,753,000 is due after one year.

4. Creditors: amounts falling due within one year

	£'000
Preference share dividends payable	(10,494)
Other creditors	(98)
	(10,592)

QinetiQ Group Limited

Notes to the Balance Sheet (continued)

5. Share capital

	3 January 2006 £'000	3 January 2006 Number
Authorised:		
Attributable to equity interests:	116	11,553,367
Convertible A Ordinary Shares of 1p each	10	966,733
Convertible B Ordinary Shares of 1p each	450	450,489
Convertible C Ordinary Shares of £1 each	555	555,000
D Ordinary Shares of £1 each	426	425,960
Convertible Non-Voting A Ordinary Shares of £1 each	37	37,040
Convertible Non-Voting B Ordinary Shares of £1 each	38	3,752,686
Convertible Preferred Shares of 1p each		
	1,632	17,741,275
Attributable to non-equity interests:		
Redeemable Cumulative Preference Shares of £1 each	112,500	112,500,000
First Deferred Shares of 1p each	116	11,553,367
Second Deferred Shares of £1 each	450	450,489
Special Rights Redeemable Share of £1	-	1
	113,066	124,503,857
Total authorised share capital	114,698	142,245,132
Shares allotted, called up and fully paid		
Attributable to equity interests:		
Convertible A Ordinary Shares of 1p each	77	7,700,981
Convertible B Ordinary Shares of 1p each	6	583,333
Convertible C Ordinary Shares of £1 each	450	450,135
D Ordinary Shares of £1 each	537	537,250
Convertible Non-Voting A Ordinary Shares of £1 each	426	425,960
Convertible Non-Voting B Ordinary Shares of £1 each	37	37,040
Convertible Preferred Shares of 1p each	38	3,752,686
	1,571	13,487,385
Attributable to non-equity interests:		
Redeemable Cumulative Preference Shares of £1 each	37,500	37,500,000
Special Rights Redeemable Share of £1	-	1
	37,500	37,500,001
Total called up share capital	39,071	50,987,386

QinetiQ Group Limited

Notes to the Balance Sheet (continued)

Rights attaching to the Redeemable Cumulative Preference Shares of £1 each
The Redeemable Cumulative Preference Shares carry the right to a fixed cumulative preferential dividend at the rate of 9% per annum excluding any associated tax credit. The preference dividend shall not be paid, but shall accrue until redemption of the shares. The right to the preference dividend has priority over the rights of the holders of any other class of shares to any dividend or other distribution of income.

The preference dividend accrues from day to day and compounds annually on 31 March.

In the event of a return of capital or liquidation of the Company the assets available for distribution among the shareholders shall be applied, after repayment of the Special Rights Redeemable Share, firstly to repay the accrued preference dividends and secondly to repay the amount paid for the Redeemable Cumulative Preference Shares on issue.

Except as provided above the Redeemable Cumulative Preference Shares carry no rights to any further participation in the profits or assets of the Company.

The Company shall redeem all the Redeemable Cumulative Preference Shares in the event of a sale, listing or a winding up of the Company.

The Company may, with the written consent of the holders of the majority of the Redeemable Cumulative Preference Shares, redeem some or all of the shares at any time. In the event of only some of the shares being redeemed the redemption shall (unless the Company, with the written consent of the holders of a majority of the Redeemable Cumulative Preference Shares, notifies each Preference Shareholder to the contrary) take place pro rata, as nearly as possible, to each shareholder's holding. On redemption the Company shall pay a cash sum in respect of each redeemed share equal to the nominal amount of the share, plus any premium paid on issue, plus the preference dividend accrued to the date of redemption.

The holders of the Redeemable Cumulative Preference Shares are not entitled to receive notice of, nor to attend, speak or vote at, general meetings of the Company, by virtue of their holdings of Redeemable Cumulative Preference Shares, unless the Company is in default over payment on redemption or payments of dividends, or if the facilities under the Facilities Agreement become or remain repayable prior to their specified maturity or have been subject to a demand for repayment.

Rights attaching to the Convertible Preferred Shares of 1p each
The Convertible Preferred Shares, until conversion, have the right to participate in any ordinary dividend declared and paid by the Company. Each Convertible Preferred Share in issue shall entitle the holder to the same dividend declared and paid by the Company on each Convertible A Ordinary Share.

In the event of a sale, listing or winding up each Convertible Preferred Share shall convert by way of reclassification into 1 Convertible A Ordinary Share.

The holders of the Convertible Preferred Shares shall not be entitled to receive notice of, attend, speak or vote at any general meeting of the Company.

QinetiQ Group Limited

Notes to the Balance Sheet (continued)

Rights attaching to the Ordinary Shares and the Special Rights Redeemable Share
Except as noted below the Convertible A Ordinary Shares of 1p each, the Convertible B Ordinary Shares of 1p each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each, the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each (together 'the Ordinary Shares') shall rank *pari passu* in all respects.

No dividend shall be declared or paid by the Company on the Ordinary Shares unless the Redeemable Cumulative Preference Shares have been redeemed in full.

On a return of capital on liquidation, the Special Rights Redeemable Share will be repaid the amount paid on issue in priority to all other shares. The Special Rights Redeemable Share has no other right to share in the capital or profits of the Company.

Only the holders of the Convertible 'A' Ordinary Shares and the Convertible 'B' Ordinary Shares are entitled to receive notice of, attend, speak and vote at general meetings of the Company. The holder of the Special Rights Redeemable Share is entitled to receive notice of any general meeting and any class meeting, and may attend and speak, but not vote, at such meetings.

In the event of a sale, a listing or a winding up of the Company the Articles provide for certain of the Convertible A Ordinary Shares of 1p each, the Convertible B Ordinary Shares of 1p each, the Convertible Non-Voting A Ordinary Shares of £1 each, the Convertible Non-Voting B Ordinary Shares of £1 each and the Convertible C Ordinary Shares of £1 each to be converted into First Deferred Shares of 1p each or Second Deferred Shares of £1 each. The effect of this conversion will be to increase the return to the holders of the Convertible C Ordinary Shares of £1 each and the D Ordinary Shares of £1 each. The number of shares converted pursuant to this performance ratchet will be dependent on the meeting of certain investment performance criteria.

Rights attaching to the First Deferred Shares and the Second Deferred Shares (together 'the Deferred Shares')
Holders of the Deferred Shares shall not be entitled to receive notice of and shall not be entitled to attend or vote at general meetings of the Company by virtue of their holding of Deferred Shares.

On a return of capital on liquidation the holders of the Deferred Shares shall be entitled to receive a distribution of 1p per share after £10,000,000 has been distributed on each of the Ordinary Shares, the Convertible Preferred Shares and the Redeemable Cumulative Preference Shares. Holders of the Deferred Shares are not entitled to any other participation in the profits or assets of the Company.

Immediately prior to a sale, a listing or a winding up of the Company, the Company shall redeem for cash for an aggregate amount of £1 (split pro rata between the holders of the Deferred Shares with a minimum payment of 1p to each holder) in total all the Deferred Shares.

QinetiQ Group Limited

Notes to the Balance Sheet (continued)

Transfer restrictions
General restriction – a transferor may only transfer all or a proportion of shares of any one class held to a transferee if, at the same time, all or the same proportion of other classes of shares held are also transferred to the same transferee.

Convertible A Ordinary Shares and Convertible B Ordinary Shares may be transferred freely, unless the holders of 75% of the total of the Convertible A Ordinary Shares and the Convertible B Ordinary Shares agree otherwise; or on or after a Listing; or in acceptance of an offer which would reduce the Carlyle shareholding below 50% ('tag-along rights'); or when required to comply with a compulsory purchase notice issued by a transferee following the acquisition of more than 50% of the Convertible A Ordinary Shares owned by the MOD or Carlyle at 28 February 2003 ('bring-along rights'); or to any permitted transferee.

Convertible Non-Voting A Ordinary Shares and Convertible Non-Voting B Ordinary Shares may not be transferred except with the written consent of the Board; or to a replacement trustee of the Co-Invest trust; or on and after a listing; or in accordance with the tag-along rights or bring-along rights described above.

Convertible C Ordinary Shares and D Ordinary Shares may not be transferred except with the written consent of the Board; or on or after a listing; or in accordance with the tag-along rights or bring-along rights described above; or by compulsory transfer after the holder ceases to be an employee or Director or consultant of the Company or any of its subsidiary undertakings.

Convertible Preferred Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares are transferred by the holder.

Redeemable Cumulative Preference Shares may only be transferred to the same transferee and at the same time as Convertible A Ordinary Shares, Convertible B Ordinary Shares, Convertible Non-Voting A Ordinary Shares and/or Convertible Non-Voting B Ordinary Shares are transferred by the holder.

The Deferred Shares may not be transferred.

Special Rights Redeemable Share may only be transferred to the Crown, or as it directs.

Other rights attaching to the Special Rights Redeemable Share ('Special Share')
Following the acquisition of QinetiQ Group Limited (subsequently renamed QinetiQ Group plc and then QinetiQ Holdings Limited) on 28 February 2003 the nature of the work performed by the Company is of strategic interest to the defence of the United Kingdom. As a result H.M. Government, acting through the MOD, retains ownership of the Special Share. The Special Share confers certain rights on the holder:
a) to require the Group to implement and maintain the Compliance System (as defined in the Articles of Association) so as to make effective at all times the Company's application of the Compliance Principles, in a manner acceptable to the Special Shareholder;
b) to refer matters to the Board or the compliance committee for its consideration in relation to the application of the Compliance Principles:
c) to veto any contract, transaction, arrangement or activity which the Special Shareholder considers:
i) may result in circumstances which constitute unacceptable ownership, influence or control over the Company contrary to the defence or security interests of the United Kingdom; or
ii) would not, or does not, ensure the effective application of the Compliance Principles or would be or is otherwise contrary to the defence or security interests of the United Kingdom;
d) to require the Board to take any action (including but not limited to amending the Compliance Principles or Compliance Guidelines), or rectify any omission in the application of the Compliance

QinetiQ Group Limited

Notes to the Balance Sheet (continued)

Principles, if the Special Shareholder is of the opinion that such steps are necessary to protect the defence or security interest of the United Kingdom;
e) to demand a poll at any of the Group's meetings (even though it has no voting rights except those given to it as a Special Shareholder.

The Special Shareholder has an option to purchase defined Strategic Assets of the Group. The Special Shareholder has the right to purchase any defined Strategic Assets which the Group wishes to sell. Strategic Assets are normally testing and research facilities.

The Special Share may only be issued to, held by and transferred to H.M. Government (or as it directs). At any time the Special Shareholder may require the Group to redeem the Special Share at par. If the Group is wound up the Special Shareholder will be entitled to be repaid the capital paid up on the Special Share before other shareholders receive any payment. The Special Shareholder has no other right to share in the capital or profits of the Group.

The Special Shareholder must give consent to a general meeting held on short notice.

The Special Shareholder may, from time to time, appoint one or two Non-executive Directors. These may be removed or replaced at any time. Should the Special Share be redeemed by the Group such persons shall cease to be Directors. The Special Shareholder may appoint the appointed Directors to any committee established by the Board or any committee of the Board of Directors. Any information gained in the position of such a special Director may be passed to MOD unless it has been designated commercially sensitive within the Group, or might be such information as could be used by the MOD in its commercial dealings with the Group.

Share options
At 3 January 2006, 304,640 options to subscribe for 'B' ordinary shares at an exercise price of £1 were outstanding. The share options were granted on 25 July 2003 and are exercisable upon flotation or sale of QinetiQ Group Limited and no later than 25 July 2013.

6. Share premium

	3 January 2006 Total paid £'000	3 January 2006 Number	3 January 2006 Premium £'000
Convertible A Ordinary Shares of 1p each	7,701	7,701,081	7,624
Convertible B Ordinary Shares of 1p each	583	583,333	578
Convertible C Ordinary Shares of £1 each	9	1,800	7
Convertible D Ordinary Shares of £1 each	49	10,000	39
Convertible Preferred Shares of 1p each	3,753	3,752,686	3,715
Stamp duty on share issue			(587)
			11,376

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

QINETIQ GROUP PLC

Registered Number: 4586941

Incorporated: 11th November 2002

